# HellerEhrman

April 20, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200


04024741

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


APR 28 2004

Ladies and Gentlemen:

Legend Group Ltd **SEC FILE NO. 82-3950**

Re: ~~Lenovo Group Limited~~
(Formerly known as Legend Group Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

On behalf of Lenovo Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the change of company name, dated April 2, 2004, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on April 6, 2004;

dlw 5/3

2. The Company's circular regarding the proposed change of company name, dated February 26, 2004;

3. The Company's proxy form for the extraordinary general meeting;

4. The Company's announcement regarding 2003/2004 Third Quarter Results, dated February 18, 2004, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on February 19, 2004;

5. The Company's announcement regarding proposed change of company name, dated February 11, 2004, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on February 12, 2004;

6. The Company's circular regarding the continuing connected transactions, dated December 8, 2003; and

7. The Company's announcement regarding the connected transactions, dated November 28, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on December 1, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Lenovo Group Limited

H:\DLAI\ADR\19092\0001\43SEC.doc





**lenovo联想**

# Lenovo Group Limited 聯想集團有限公司

(formerly known as "Legend Group Limited 聯想集團有限公司")

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 0992)**

## CHANGE OF COMPANY NAME

**The Board is pleased to announce that the special resolution for the change of the English name of the Company to "Lenovo Group Limited" was duly passed by the shareholders of the Company at the Extraordinary General Meeting held on 25 March 2004 and that the certificate of change of name from "Legend Group Limited 聯想集團有限公司" to "Lenovo Group Limited 聯想集團有限公司" dated 1 April 2004 has been duly issued by the Registrar of Companies in Hong Kong and thus new name of the Company became effective on 1 April 2004.**

**The stock short name of the Company in English will be changed from "LEGEND GROUP" to "LENOVO GROUP", whilst the stock short name of the Company in Chinese will remain as "聯想集團". Trading of the Shares on the Stock Exchange under the new English name of the Company will take effect from 9:30 a.m. on 13 April 2004.**

Reference is made to the announcement of the Company dated 11 February 2004 and the circular of the Company dated 26 February 2004 (the "Circular") in respect of the proposed change of the English name of the Company. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that the special resolution for the change of the English name of the Company was duly passed by the shareholders of the Company at the Extraordinary General Meeting held on 25 March 2004.

The Board is also pleased to announce that the Company has obtained from the Registrar of Companies in Hong Kong the certificate of change of name from "Legend Group Limited 聯想集團有限公司" to "Lenovo Group Limited 聯想集團有限公司" and that the new name of the Company "Lenovo Group Limited 聯想集團有限公司" became effective on 1 April 2004. The Company has completed all necessary filing procedures with the Registrar of Companies in Hong Kong.

The change of the English name of the Company will not affect any of the rights of the shareholders of the Company. All existing share certificates (being yellow in colour) in issue bearing the former name of the Company will continue to be evidence of title to the Shares and will be valid for trading, settlement and delivery for the same number of Shares in the new English name of the Company. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates under the new English name of the Company. Any new share certificates of the Company (also yellow in colour) will be issued in the new English name of the Company.

The stock short name of the Company in English will be changed from "LEGEND GROUP" to "LENOVO GROUP", whilst the stock short name of the Company in Chinese will remain as "聯想集團". Trading of the Shares on the Stock Exchange under the new English name of the Company will take effect from 9:30 a.m. on 13 April 2004.

As at the date of this announcement, the Directors are Mr. Liu Chuanzhi, Mr. Zeng Maochao, Mr. Yang Yuanqing, Ms. Ma Xuezheng, Mr. Wong Wai Ming, Professor Woo Chia-Wei and Mr. Ting Lee Sen.

By order of the Board
**Liu Chuanzhi**
*Chairman*

Hong Kong, 2 April 2004

lenovo联想

# Lenovo Group Limited 聯想集團有限公司

（前稱「Legend Group Limited聯想集團有限公司」）

*（於香港註冊成立之有限公司）*

（股份代號：0992）

## 更改公司名稱

董事會欣然宣佈，有關更改本公司之英文名稱為「Lenovo Group Limited」之特別決議案，已於二零零四年三月二十五日舉行之股東特別大會上獲本公司股東正式通過，而香港公司註冊處已就「Legend Group Limited聯想集團有限公司」改名為「Lenovo Group Limited聯想集團有限公司」簽發了日期為二零零四年四月一日的公司更改名稱證書，因此，本公司之新名稱已於二零零四年四月一日生效。

本公司股份之英文簡稱將會由「LEGEND GROUP」改為「LENOVO GROUP」，並繼續以「聯想集團」為本公司股份之中文簡稱。股份將由二零零四年四月十三日上午九時三十分起，以本公司之新英文名稱在聯交所買賣。

謹此提述本公司就建議更改本公司之英文名稱而於二零零四年二月十一日發表之公佈及於二零零四年二月二十六日刊發之通函（「該通函」）。除文義另有所指外，本公佈所用詞彙與該通函所界定者具有相同涵義。

董事會欣然宣佈，有關更改本公司之英文名稱之特別決議案，已於二零零四年三月二十五日舉行之股東特別大會上獲本公司股東正式通過。

董事會亦欣然宣佈，本公司已獲香港公司註冊處就「Legend Group Limited聯想集團有限公司」改名為「Lenovo Group Limited聯想集團有限公司」簽發公司更改名稱證書，而本公司之新名稱「Lenovo Group Limited聯想集團有限公司」已於二零零四年四月一日生效。本公司已向香港公司註冊處辦妥所有必需之存案手續。

更改本公司之英文名稱不會影響本公司股東之任何權利。所有以本公司舊有名稱印製之現有股票（黃色）將繼續作為股份之所有權憑證，並可用作買賣、結算及交收本公司新英文名稱下之相同數目股份。因此，不會有任何安排將現有股票免費轉換為以本公司新英文名稱印製之新股票。本公司任何新股票（亦為黃色）將以本公司之新英文名稱發出。

本公司股份之英文簡稱將由「LEGEND GROUP」改為「LENOVO GROUP」，並繼續以「聯想集團」為本公司股份之中文簡稱。股份將由二零零四年四月十三日上午九時三十分起，以本公司之新英文名稱在聯交所買賣。

於本公佈日期，董事為柳傳志先生、曾茂朝先生、楊元慶先生、馬雪征女士、黃偉明先生、吳家瑋教授及丁利生先生。

承董事會命<br>
主席<br>
柳傳志

香港，二零零四年四月二日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **Legend Group Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



lenovo 联想

Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

# PROPOSED CHANGE OF COMPANY NAME

A notice convening an extraordinary general meeting of Legend Group Limited to be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 25 March 2004 at 10:00 a.m. is set out on page 5 of this circular. Whether or not you able to attend the meeting in person, you are requested to complete and return the accompanying proxy form in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the proxy form will not preclude shareholders of the Company from attending and voting in person at the meeting.

Hong Kong, 26 February 2004

# CONTENTS

*Page*

*In this circular, the following expressions shall have the following meanings unless the context requires otherwise:*

| | |
|---|---|
| "Board" | the board of directors of the Company |
| "Company" | Legend Group Limited 聯想集團有限公司, a limited liability company incorporated in Hong Kong, with its Shares listed on the Stock Exchange |
| "Director(s)" | the directors of the Company |
| "Extraordinary General Meeting" | the extraordinary general meeting of the Company to be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 25 March 2004 at 10:00 a.m., notice of which is set out on page 5 of this circular |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of The People's Republic of China |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Shares" | share(s) of HK$0.025 each in the capital of the Company |
| "Special Resolution" | the proposed special resolution contained in the notice convening the Extraordinary General Meeting as set out on page 5 of this circular |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |

**lenovo联想**

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

*Executive Directors:*
Mr. Liu Chuanzhi *(Chairman)*
Mr. Yang Yuanqing *(Vice Chairman and President)*
Ms. Ma Xuezheng

*Non-executive Director:*
Mr. Zeng Maochao

*Independent Non-executive Directors:*
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen

*Registered Office:*
23rd Floor
Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

26 February 2004

*To the shareholders of the Company,*

Dear Sir or Madam,

## PROPOSED CHANGE OF COMPANY NAME

### INTRODUCTION

On 11 February 2004, the Directors announced that they proposed to change the English name of the Company to "Lenovo Group Limited" whereas the Chinese name of the Company shall remain unchanged as "聯想集團有限公司".

The purpose of this circular is to provide you with further information regarding the proposed change of the English name of the Company and the effect of such change on your rights as a shareholder of the Company so as to give you all information reasonably necessary to enable you to make an informed decision on whether to vote for or against the Special Resolution in relation thereto.

### REASONS FOR THE PROPOSAL

In April 2003, the Company had changed the English brand name for its products from "Legend" to "Lenovo" as the Company required an English brand name that could be used without restriction in markets worldwide. The Group had experienced difficulties in the

registration of the English brand name "Legend" as a trade mark for its products as the name had already been registered by others in many other countries, thus making it essential for the Company to design and register a new English brand name. The new English brand name "Lenovo" is intended to represent "an innovative Legend" and is a brand name that will better cater for the Group's business diversification and lay the groundwork for the Group's expansion in overseas markets. In the circumstances, the Directors consider that it is now an appropriate time to change the English name of the Company to "Lenovo Group Limited", which will help to raise the recognition and popularity of the "Lenovo" brand name.

The principal activities of the Group are the provision of advanced information technology products and services in the People's Republic of China.

## CONDITIONS

The proposed change of the English name of the Company is subject to the passing of the Special Resolution by the shareholders of the Company at the Extraordinary General Meeting and the approval by the Registrar of Companies in Hong Kong. The proposed change of the English name of the Company will take effect on the date on which the certificate of change of name is issued by the Registrar of Companies in Hong Kong. The Company will carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

## EFFECT OF CHANGE OF COMPANY NAME

The proposed change of the English name of the Company will not affect any of the rights of the shareholders of the Company. All existing share certificates in issue bearing the current English name of the Company will continue to be evidence of title to the Shares and will be valid for trading, settlement and delivery for the same number of Shares in the new English name of the Company. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates under the new English name of the Company. Once the proposed change of English name of the Company becomes effective, any new share certificates of the Company will be issued in the new English name of the Company.

A further announcement regarding, inter alia, the effective date on which trading in the Shares under the new English name of the Company on the Stock Exchange will be made as and when the new English name of the Company takes effect.

## EXTRAORDINARY GENERAL MEETING

On page 5 of this circular, you will find the notice convening the Extraordinary General Meeting for the purpose of considering and, if thought fit, passing the Special Resolution.

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

## ACTION TO BE TAKEN

A proxy form for use at the Extraordinary General Meeting is enclosed herein. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the proxy form and return it to the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting. Completion and return of a proxy form will not prevent shareholders of the Company from attending and voting at the Extraordinary General Meeting if they so wish.

## RECOMMENDATION

The Directors believe the adoption of the new English name of the Company will be in the best interests of the Company and the shareholders of the Company as a whole. Accordingly, the Directors recommend the shareholders of the Company to vote in favour of the Special Resolution which will be proposed at the Extraordinary General Meeting.

Yours faithfully,
For and on behalf of the Board
**Liu Chuanzhi**
*Chairman*

**lenovo 联想**

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of the shareholders of Legend Group Limited 聯想集團有限公司 (the "**Company**") will be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 25 March 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution of the Company:

## SPECIAL RESOLUTION

"**THAT** subject to the approval by the Registrar of Companies in Hong Kong, the name of the Company be and is hereby changed to Lenovo Group Limited 聯想集團有限公司."

By Order of the Board
**Liu Chuanzhi**
*Chairman*

Hong Kong, 26 February 2004

*Notes:*

1. Any member entitled to attend and vote at the extraordinary general meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint holders of any share, any one of such joint holders may vote at the extraordinary general meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders is present at the extraordinary general meeting, then one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

3. To be valid, the instrument appointing a proxy, together with a power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be deposited at the Company's share registrar, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or at any adjourned meeting.



# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

## PROXY FORM FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We[1] ________________________________________________ of

________________________________________________ being

the registered holder(s) of[2] ________________________________ shares of HK$0.025 each in the share capital of Legend Group Limited 聯想集團有限公司 (the "Company") HEREBY APPOINT[3] the Chairman of the Meeting or ________________________________

of ________________________________________________

as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at Hennessy Room, Level 7, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 25 March 2004 at 10:00 a.m. and at any adjournment thereof and to vote for me/us and in my/our name(s) in respect of such resolution as indicated below and, if no such indication is given, as my/our proxy thinks fit.

| SPECIAL RESOLUTION | FOR[4] | AGAINST[4] |
|---|---|---|
| Change of company name to "Lenovo Group Limited 聯想集團有限公司" | | |

Dated this __________ day of ______________ 2004 Signature[5] ________________________

*Notes:*

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares in the share capital of the Company registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. Any shareholder may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company.

4. **Important: If you wish to vote for the resolution, tick in the appropriate box marked "FOR". If you wish to vote against the resolution, tick in the appropriate box marked "AGAINST".** Failure to tick a box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to above.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, either under its common seal or under the hand of an officer or attorney duly authorised.

6. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding.

7. To be valid, this form of proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of such power or authority must be completed and lodged with the Company's share registrar, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the Meeting and voting in person.

8. Any alteration made to this form of proxy must be initialled by the person who signs it.

**此乃要件　請即處理**

**閣下**對本通函之任何內容或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下所有**聯想集團有限公司**之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他證券代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

lenovo联想

Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

# 建議更改本公司名稱

聯想集團有限公司謹訂於二零零四年三月二十五日(星期四)上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓顯利廳舉行股東特別大會，大會通告載於本通函第5頁。無論　閣下能否親身出席大會，務請盡快依照隨附之代表委任表格上印備之指示填妥代表委任表格，並最遲須於大會或任何續會(視情況而定)指定舉行時間48小時前交回。　閣下填妥及交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

香港，二零零四年二月二十六日

**此乃要件　請即處理**

**閣下**對本通函之任何內容或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下所有**聯想集團有限公司**之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他證券代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

---

lenovo联想

# Legend Group Limited 聯想集團有限公司

*（於香港註冊成立之有限公司）*

## 建議更改本公司名稱

---

聯想集團有限公司謹訂於二零零四年三月二十五日(星期四)上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓顯利廳舉行股東特別大會，大會通告載於本通函第5頁。無論　閣下能否親身出席大會，務請盡快依照隨附之代表委任表格上印備之指示填妥代表委任表格，並最遲須於大會或任何續會(視情況而定)指定舉行時間48小時前交回。　閣下填妥及交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

香港，二零零四年二月二十六日

# 目　錄

# 釋　義

*在本通函內，除文義另有所指外，下列詞彙具有下列涵義：*

| | | |
|---|---|---|
| 「董事會」 | 指 | 本公司董事會 |
| 「本公司」 | 指 | 聯想集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市 |
| 「董事」 | 指 | 本公司董事 |
| 「股東特別大會」 | 指 | 本公司將於二零零四年三月二十五日(星期四)上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓顯利廳舉行之股東特別大會，大會通告載於本通函第5頁 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「股份」 | 指 | 本公司股本中每股面值港幣0.025元之股份 |
| 「特別決議案」 | 指 | 載於本通函第5頁有關舉行股東特別大會通告內提議之特別決議案 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |

lenovo联想

# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

*執行董事：*
柳傳志先生 *(主席)*
楊元慶先生 *(副主席兼總裁)*
馬雪征女士

*非執行董事：*
曾茂朝先生

*獨立非執行董事：*
黃偉明先生
吳家瑋教授
丁利生先生

*註冊辦事處：*
香港
鰂魚涌
英皇道979號
太古坊
林肯大廈
23樓

敬啟者：

## 建議更改本公司名稱

### 緒言

於二零零四年二月十一日，董事會宣佈建議更改本公司之英文名稱為「Lenovo Group Limited」，其中文名稱仍為「聯想集團有限公司」。

本通函旨在向　閣下提供有關建議更改本公司英文名稱之進一步資料及有關更改對　閣下作為本公司股東之權利之影響，以便向　閣下提供所有合理之資料，令　閣下在知情後就是否投票贊成或反對本通函之特別決議案作出決定。

### 建議之理由

本公司已於二零零三年四月將其產品之英文品牌名稱由「Legend」更改為「Lenovo」，理由為本公司需要一個可在世界上不受限制使用之英文品牌名稱。由於「Legend」這個英文名稱在國外很多國家已被他人註冊，本集團在將「Legend」作為其

產品商標註冊時遇到困難，所以本公司實有必要設計一個新英文品牌名稱及進行註冊。新英文品牌名稱「Lenovo」代表「創新的聯想」。該品牌名稱更能配合本集團多元化的業務發展及為拓展海外市場作部署。因此，董事會認為，現時將本公司之英文名稱改為「Lenovo Group Limited」實屬最佳時機，有助提升「Lenovo」品牌之知名度及受歡迎程度。

本集團主要業務為在中華人民共和國提供先進信息科技產品及服務。

## 條件

建議更改本公司英文名稱須獲本公司股東於股東特別大會上通過一項特別決議案，並經香港公司註冊處批准，方可作實。建議更改本公司英文名稱將於香港公司註冊處簽發公司更改名稱證書之日起生效。本公司將於香港公司註冊處辦理必需之存案手續。

## 更改本公司名稱之影響

建議更改本公司英文名稱不會影響本公司股東之任何權利。所有以本公司現有英文名稱印製之現有股票將繼續作為股份之所有權文件，可用作買賣、結算及交收相同數目以本公司新英文名稱印製之新股票。因此，不會有任何安排將現有股票免費轉換為以本公司新英文名稱印製之新股票。一俟建議更改本公司英文名稱生效，本公司任何新股票將以本公司新英文名稱發出。

於本公司新英文名稱生效時，本公司將另行刊發公佈，披露(其中包括)以本公司新英文名稱發出之股份在聯交所買賣之生效日期。

## 股東特別大會

本通函第5頁載有召開股東特別大會以考慮及酌情通過特別決議案之通告，敬希垂注。

## 責任聲明

本通函載有遵照上市規則之規定提供有關本公司之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實，致使本通函所載任何聲明有所誤導。

## 應採取之行動

本通函隨附適用於股東特別大會之代表委任表格。無論 閣下能否出席股東特別大會，務請填妥代表委任表格，並在股東特別大會指定舉行時間48小時前送達本公司之股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。 閣下填妥及交回代表委任表格後，屆時仍可親身出席股東特別大會及於會上投票。

## 推薦意見

董事會認為採用本公司新英文名稱將符合本公司及本公司股東整體之最佳利益。因此，董事會建議本公司股東投票贊成將於股東特別大會上提呈之特別決議案。

此致

*列位本公司股東* 台照

代表董事會
*主席*
**柳傳志**
謹啟

二零零四年二月二十六日



# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

**茲通告**Legend Group Limited聯想集團有限公司(「**本公司**」)謹訂於二零零四年三月二十五日(星期四)上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓顯利廳舉行股東特別大會，以考慮及酌情通過下列決議案為本公司特別決議案：

**特別決議案**

「**動議**待香港公司註冊處批准後，謹此將本公司名稱更改為Lenovo Group Limited聯想集團有限公司。」

承董事會命
*主席*
**柳傳志**

香港，二零零四年二月二十六日

*附註：*

1. 凡有權出席上述股東特別大會及投票之股東，均有權委任他人代其出席大會並於進行表決時代其投票。受委任代表毋須為本公司股東。

2. 如為聯名持有人，任何一位均可親身或委派代表於股東特別大會上就有關股份投票，猶如彼為唯一有權就有關股份投票之人士。惟倘超過一名聯名持有人親身或委任代表出席股東特別大會，則在列席大會之該等聯名持有人中，僅在股東登記名冊上就有關股份排名首位之一名持有人可親身或由委派代表就有關股份投票。

3. 已簽妥之代表委任表格連同授權書或其他授權文件(如有)或由公證人簽署證明之授權書或其他授權文件副本，必須在大會或其續會(視情況而定)指定召開時間48小時前送交本公司之股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。交回代表委任表格後，股東仍可親身出席大會或其任何續會並在會上投票。



# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

## 股東特別大會的代表委任表格

本人／吾等[1] ____________________

地址 ____________________ 為Legend Group Limited 聯想集團有限公司(「本公司」)股本中每股面值港幣0.025元股份____________股[2]的登記持有人，**茲委任**[3]本大會主席或 ____________________ 地址

____________________

為本人／吾等的代表，代表本人／吾等出席本公司於二零零四年三月二十五日(星期四)上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓顯利廳舉行的股東特別大會(及其任何續會)，以本人／吾等名義就下列決議案投票，倘無任何指示，本人／吾等之代表則自行酌情投票。

| 特別決議案 | 贊成[4] | 反對[4] |
|---|---|---|
| 變更公司名稱為「Lenovo Group Limited 聯想集團有限公司」 | | |

日期：二零零四年 ________ 月 ________ 日　　　　簽署[5] ____________________

*附註：*

1. 請用正楷填上姓名及地址。
2. 請填上登記於 閣下名下的股份數目。倘未有填上股份數目，則本代表委任表格將被視為與全部登記於 閣下名下的本公司股份有關。
3. 如擬委派大會主席以外的人士為代表，請將「本大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表的姓名及地址。股東有權委派代表出席，並代其投票。受委代表毋須為本公司的股東。
4. **注意： 閣下如欲投票贊成決議案，請在決議案的「贊成」欄內填上「✓」號， 閣下如欲投票反對決議案，請在決議案的「反對」欄內填上「✓」號。**如無任何指示，則 閣下的代表可自行就決議案酌情投票。 閣下的代表亦有權酌情就以上所載以外而於會上適當提呈的任何決議案作出投票。
5. 本代表委任表格須由 閣下或 閣下的正式書面授權人簽署。倘股東為有限公司，則須蓋上公司印鑑，或由公司負責人或正式授權人簽署。
6. 如為聯名股東，則任何一位該等股東均可親自或委派代表就有關股份於會議上投票(倘其獲唯一授權)，但如有一位以上的該等聯名股東親身或委派代表出席大會，則有優先權的人士所作出的投票將被接納為超越其他聯名持有人的投票。就此而言，此等優先權將按聯名持有人於股東名冊上的排名次序而決定。
7. 本代表委任表格連同經簽署的授權書或其他授權文件(如有)或經由公證人簽署證明的有關文件的副本，最遲須於上述大會或續會指定舉行時間48小時前交回本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，方為有效。 閣下填妥及交回代表委任表格後，屆時仍可出席大會及於會上投票。
8. 本代表委任表格的任何更改，均須由簽署人簡簽示可。

**lenovo联想**

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

# 2003/04 THIRD QUARTER RESULTS ANNOUNCEMENT

## QUARTERLY RESULTS

The Directors of Legend Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the nine months ended 31 December 2003 together with comparative figures for the corresponding period of last year are as follows:

### CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | Notes | 3 months ended 31 December 2003 (unaudited) HK$'000 | 9 months ended 31 December 2003 (unaudited) HK$'000 | 3 months ended 31 December 2002 (unaudited) HK$'000 | 9 months ended 31 December 2002 (unaudited) HK$'000 |
|---|---|---|---|---|---|
| Turnover | 3 | 6,552,281 | 18,141,421 | 5,598,101 | 15,967,638 |
| Earnings before interest, taxation depreciation and amortisation expenses | | 310,947 | 913,117 | 348,849 | 929,022 |
| Depreciation expenses | | (51,704) | (149,040) | (47,986) | (114,307) |
| Amortisation of intangible assets | | (10,254) | (25,488) | (4,063) | (9,964) |
| Gains/(losses) on disposal of investments | | 45,375 | 51,377 | (114) | 6,287 |
| Interest income | | 34,218 | 74,267 | 21,800 | 54,739 |
| Profit from operations | 4 | 328,582 | 864,233 | 318,486 | 865,777 |
| Finance costs | | (391) | (391) | - | - |
| | | 328,191 | 863,842 | 318,486 | 865,777 |
| Share of (losses)/profits of jointly controlled entities | | (25,514) | (39,053) | 846 | (33,777) |
| Share of profits of associated companies | | 10,932 | 16,311 | 2,968 | 18,195 |
| Profit before taxation | | 313,609 | 841,100 | 322,300 | 850,195 |
| Taxation | 5 | 421 | 1,747 | (6,351) | (16,699) |
| Profit after taxation | | 314,030 | 842,847 | 315,949 | 833,496 |
| Minority interests | | 11,121 | 21,722 | 1,925 | 8,563 |
| Profit attributable to shareholders | | 325,151 | 864,569 | 317,874 | 842,059 |
| Dividend | 6 | N/A | 149,436 | N/A | 135,034 |
| Earnings per share – basic | 7 | 4.35 cents | 11.57 cents | 4.24 cents | 11.22 cents |
| Earnings per share – fully diluted | 7 | 4.31 cents | 11.50 cents | 4.23 cents | 11.20 cents |

### CONSOLIDATED BALANCE SHEET

| | Note | As at 31 December 2003 (unaudited) HK$'000 | As at 31 March 2003 (audited) HK$'000 |
|---|---|---|---|
| **Non-current assets** | | | |
| Intangible assets | | 149,497 | 120,621 |
| Tangible fixed assets | | 886,230 | 845,976 |
| Construction-in-progress | | 314,440 | 174,138 |
| Investments in jointly controlled entities | | 124,120 | 198,549 |
| Investments in associated companies | | 112,102 | 101,613 |
| Investment securities | | 31,741 | 73,649 |
| Deferred tax assets | | 19,091 | - |
| | | 1,637,221 | 1,514,546 |
| **Current assets** | | | |
| Inventories | | 1,325,095 | 1,269,051 |
| Trade receivables | 8 | 1,940,336 | 553,516 |
| Bills receivable | | 546,977 | 383,412 |
| Deposits, prepayments and other receivables | | 261,678 | 226,748 |
| Cash and bank balances | | 2,727,310 | 2,808,323 |
| | | 6,801,396 | 5,241,050 |
| **Current liabilities** | | | |
| Trade payables | | 2,634,079 | 1,588,632 |
| Bills payable | 8 | 369,991 | 279,381 |
| Accruals and other payables | | 959,432 | 630,779 |
| Tax payable | | 5,466 | 8,212 |
| Short-term bank loan – unsecured | | 150,000 | - |
| | | 4,118,968 | 2,507,004 |
| Net current assets | | 2,682,428 | 2,734,046 |

3. Turnover, revenue and segment information

3A. *Primary reporting format – geographical segments*

(i) For the nine months ended 31 December 2003:

| | People's Republic of China ("PRC") (unaudited) HK$'000 | Others (unaudited) HK$'000 | Total (unaudited) HK$'000 |
|---|---|---|---|
| **Profit and loss account** | | | |
| Turnover | 17,909,571 | 231,850 | 18,141,421 |
| Segment operating results | 783,844 | (19,767) | 764,077 |
| Gains on disposal of investments | 51,377 | - | 51,377 |
| Amortisation of intangible assets | (25,488) | - | (25,488) |
| Finance income | | | 74,267 |
| Finance costs | | | (391) |
| Contribution to operating profit | | | 863,842 |
| Share of losses of jointly controlled entities | (39,053) | - | (39,053) |
| Share of profits of associated companies | 16,311 | - | 16,311 |
| Profit before taxation | | | 841,100 |
| Taxation | | | 1,747 |
| Profit after taxation | | | 842,847 |
| Minority interests | | | 21,722 |
| Profit attributable to shareholders | | | 864,569 |

(ii) For the nine months ended 31 December 2002:

| | PRC (unaudited) HK$'000 | Others (unaudited) HK$'000 | Total (unaudited) HK$'000 |
|---|---|---|---|
| **Profit and loss account** | | | |
| Turnover | 15,588,208 | 379,430 | 15,967,638 |
| Segment operating results | 809,634 | 5,081 | 814,715 |
| Gains on disposal of investments | 6,287 | - | 6,287 |
| Amortisation of intangible assets | (9,964) | - | (9,964) |
| Finance income | | | 54,739 |
| Finance costs | | | - |
| Contribution to operating profit | | | 865,777 |
| Share of losses of jointly controlled entities | (33,777) | - | (33,777) |
| Share of profits of associated companies | 18,195 | - | 18,195 |
| Profit before taxation | | | 850,195 |
| Taxation | | | (16,699) |
| Profit after taxation | | | 833,496 |
| Minority interests | | | 8,563 |
| Profit attributable to shareholders | | | 842,059 |

3B. *Secondary reporting format – business segments*

(i) For the nine months ended 31 December 2003:

| | Turnover (unaudited) HK$'000 | Contribution to operating profit (unaudited) HK$'000 |
|---|---|---|
| Corporate IT business | 9,555,984 | 619,165 |
| Consumer IT business | 6,068,837 | 359,625 |
| Handheld device business | 1,432,363 | (61,984) |
| IT service business | 402,687 | (29,210) |
| Contract manufacturing business | 681,550 | (57,000) |
| Gains on disposal of investments | - | 51,377 |
| Amortisation of goodwill | - | (18,131) |
| | 18,141,421 | 863,842 |

(ii) For the nine months ended 31 December 2002:

| | Turnover (unaudited) HK$'000 | Contribution to operating profit (unaudited) HK$'000 |
|---|---|---|
| Corporate IT business | 8,711,700 | 599,606 |
| Consumer IT business | 5,297,473 | 260,609 |
| Handheld devices business | 1,109,721 | 28,844 |
| IT service business | 119,869 | (40,567) |
| Contract manufacturing business | 728,875 | 15,301 |
| Gains on disposal of investments | - | 6,287 |
| Amortisation of goodwill | - | (4,303) |
| | 15,967,638 | 865,777 |

4. Profit from operations

| | 3 months ended 31 December 2003 | 9 months ended 31 December 2003 (unaudited) | 3 months ended 31 December 2002 (unaudited) | 9 months ended 31 December 2002 (unaudited) |
|---|---|---|---|---|

Ageing analysis of trade payables as at 31 December 2003 is as follow:

| | As at 31 December 2003 (unaudited) HK$'000 | As at 30 September 2003 (unaudited) HK$'000 | As at 31 March 2003 (audited) HK$'000 |
|---|---|---|---|
| 0–30 days | 2,107,965 | 1,479,988 | 1,339,852 |
| 31–60 days | 349,416 | 180,463 | 149,535 |
| 61–90 days | 46,867 | 56,016 | 20,870 |
| Over 90 days | 129,831 | 68,112 | 78,375 |
| | 2,634,079 | 1,784,579 | 1,588,632 |

9. Condensed balance sheet of the Company

| | As at 31 December 2003 (unaudited) HK$'000 | As at 31 March 2003 (audited) HK$'000 |
|---|---|---|
| Tangible fixed assets | 32,892 | 41,000 |
| Investments | 2,327,875 | 2,365,765 |
| Current assets | 3,497,391 | 4,092,032 |
| Current liabilities | 183,631 | 102,858 |
| Net current assets | 3,313,760 | 3,989,174 |
| Total assets less current liabilities | 5,674,527 | 6,395,939 |
| Share capital | 186,815 | 186,934 |
| Reserves | 4,748,958 | 4,734,461 |
| Retained profits | 738,754 | 1,474,240 |
| Deferred tax liabilities | - | 304 |
| | 5,674,527 | 6,395,939 |

## FINANCIAL REVIEW

**Results**

The Group achieved a turnover of approximately HK$6,552 million for the quarter and approximately HK$18,141 million for the nine months ended 31 December 2003. It represents an increase of 17.04% and 13.61% respectively as compared to the turnover of HK$5,598 million for the quarter and HK$15,968 million for the nine months recorded in the corresponding periods last year. Profit attributable to shareholders rose to approximately HK$325 million for the quarter and HK$865 million for the nine months, representing increases of 2.29% and 2.67% respectively when compared to the HK$318 million and HK$842 million achieved in the corresponding periods last year.

**Significant Investment and Capital Expenditure**

For the nine months ended 31 December 2003, capital expenditure of HK$322 million were incurred. Of this amount, HK$60 million was used for investment in a subsidiary, which develops and manufactures networking hardware products for the corporate IT business. HK$262 million was mainly used for the addition of fixed assets, development of information technology systems and injection to construction in progress.

To cope with the changes in the Group's overall business strategy, the Group restructured the production, sales, research and development of its contract manufacturing business during the quarter and, in this connection, disposed 50% of its interest in the business to a new partner for business co-development. Separately, the Group ceased the partnership with AOL on the Internet business. The equity originally owned by AOL was repurchased, and hence the relevant jointly controlled entity has now become a wholly-owned subsidiary of the Group.

**Liquidity and Financial Resources**

As at 31 December 2003, cash and bank balances amounted to HK$2.73 billion, which mainly consists of Hong Kong Dollars, Renminbi and US Dollars. During the period, the Group maintained strong cash position even after the payment of the final dividend of the last financial year and the interim dividend for the current financial year, which amounted to a total of HK$762 million. The Group's current ratio at the end of the period was 1.65 while available credit facilities amounted to HK$3.8 billion.

The Group consistently adopts a hedging policy for business transactions in an effort to minimise the risk of exchange rate fluctuation. As at 31 December 2003, the Group had outstanding forward foreign exchange contracts and currency options amounting to a total of HK$270 million.

As at 31 December 2003, the Group had a short-term bank loan of HK$150 million. With shareholders' funds of HK$4,284 million, the Group's gearing ratio at the end of the period was 0.035.

**Commitments and Contingent Liabilities**

The Group had no material commitments or contingent liabilities as at 31 December 2003.

**Employees**

As at 31 December 2003, the total number of employees of the Group was 12,376. Of this number, 12,268 were employed in Chinese Mainland, while 108 were employed in Hong Kong and overseas. The Group's remuneration policies, discretionary bonus programme and share option scheme for employees are carried out in accordance with the performance of the Group and of individual employees. The Group also provides staff benefits such as training, job rotation, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate to the industry.

## BUSINESS REVIEW

China's economy continued to grow strongly between October and December of 2003 with GDP growing at 9.9%. Figures from the National Bureau of Statistics revealed positive forecasts for diverse sectors reaching new highs in recent years. The corporate IT sector experienced strong sales that drove growth in the overall IT market. Among the vertical markets, purchases for the education sector remained relatively stable while the e-government, telecommunications and financial sectors saw greater gains. In the third quarter, home PCs showed stable performance with comparatively faster growth for markets in small to medium cities as reflected in the marketing activities during the National Day holidays and winter breaks.

| | Note | | |
|---|---|---|---|
| **Current liabilities** | | | |
| Trade payables | | 2,634,079 | 1,588,632 |
| Bills payable | 8 | 369,991 | 279,381 |
| Accruals and other payables | | 959,432 | 630,779 |
| Tax payable | | 5,466 | 8,212 |
| Short-term bank loan – unsecured | | 150,000 | – |
| | | 4,118,968 | 2,507,004 |
| **Net current assets** | | 2,682,428 | 2,734,046 |
| **Total assets less current liabilities** | | 4,319,649 | 4,248,592 |
| **Financed by:** | | | |
| Share capital | | 186,815 | 186,934 |
| Reserves | | 4,097,343 | 4,001,587 |
| **Shareholders' funds** | | 4,284,158 | 4,188,521 |
| **Minority interests** | | 35,491 | 59,741 |
| **Deferred tax liabilities** | | – | 330 |
| | | 4,319,649 | 4,248,592 |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT

| | 9 months ended 31 December 2003 (unaudited) *HK$'000* | 9 months ended 31 December 2002 (unaudited) *HK$'000* |
|---|---|---|
| Net cash inflow from operating activities | 695,805 | 1,139,903 |
| Net cash outflow from investing activities | (157,352) | (280,434) |
| Net cash outflow from financing activities | (769,742) | (420,094) |
| (Decrease)/increase in cash and cash equivalents | (231,289) | 439,375 |
| Effect of foreign exchange rate changes | 276 | 160 |
| Cash and cash equivalents at the beginning of the period | 2,808,323 | 2,441,169 |
| Cash and cash equivalents at the end of the period | 2,577,310 | 2,880,704 |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Share capital (unaudited) *HK$'000* | Share premium (unaudited) *HK$'000* | Surplus arising on consolidation (unaudited) *HK$'000* | Exchange reserve (unaudited) *HK$'000* | Investment revaluation reserve (unaudited) *HK$'000* | Share redemption reserve (unaudited) *HK$'000* | Accumulated losses (unaudited) *HK$'000* | Total (unaudited) *HK$'000* |
|---|---|---|---|---|---|---|---|---|
| Balance as at 1 April 2003 | 186,934 | 4,734,055 | 27,871 | 4,311 | (14,496) | 2,589 | (752,743) | 4,188,521 |
| Surplus in fair market value of investment securities | – | – | – | – | 12,157 | – | – | 12,157 |
| Exchange difference | – | – | – | 276 | – | – | – | 276 |
| Net gains not recognised in the profit and loss account | – | – | – | 276 | 12,157 | – | – | 12,433 |
| Profit for the period | – | – | – | – | – | – | 864,569 | 864,569 |
| Reserve realised upon disposal of investment securities | – | – | – | – | (11,623) | – | – | (11,623) |
| Exercise of share options | 115 | 12,081 | – | – | – | – | – | 12,196 |
| Repurchase of shares | (234) | – | – | – | – | 234 | (20,124) | (20,124) |
| Dividend paid | – | – | – | – | – | – | (761,814) | (761,814) |
| As at 31 December 2003 | 186,815 | 4,746,136 | 27,871 | 4,587 | (13,962) | 2,823 | (670,112) | 4,284,158 |
| Balance as at 1 April 2002 | 187,701 | 4,732,184 | 27,893 | 4,155 | 13,515 | 1,806 | (1,285,220) | 3,682,034 |
| Deficit in fair market value of investment securities | – | – | – | – | (28,393) | – | – | (28,393) |
| Exchange difference | – | – | – | 159 | – | – | – | 159 |
| Net gains and losses not recognised in the profit and loss account | – | – | – | 159 | (28,393) | – | – | (28,234) |
| Profit for the period | – | – | – | – | – | – | 842,059 | 842,059 |
| Goodwill written off on disposal of a subsidiary | – | – | (20) | – | – | – | – | (20) |
| Reserve realised upon disposal of investment securities | – | – | – | – | (6,400) | – | – | (6,400) |
| Exercise of share option | 16 | 1,871 | – | – | – | – | – | 1,887 |
| Repurchase of shares | (170) | – | – | – | – | 170 | (16,706) | (16,706) |
| Dividend paid | – | – | – | – | – | – | (405,275) | (405,275) |
| As at 31 December 2002 | 187,547 | 4,734,055 | 27,873 | 4,314 | (21,278) | 1,976 | (865,142) | 4,069,345 |

*Notes:*

1. **Basis of preparation**

   The Directors are responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2003.

2. **Principal accounting policies**

   The principal accounting policies and methods of calculation used in the preparation of these unaudited quarterly financials are consistent with those used in the annual accounts for the year ended 31 March 2003 except that the Group has changed an accounting policy following its adoption of SSAP 12 "Income taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

| | | |
|---|---|---|
| IT service business | [illegible] | [illegible] |
| Contract manufacturing business | 728,875 | 15,301 |
| Gains on disposal of investments | – | 6,287 |
| Amortisation of goodwill | – | (4,303) |
| | 15,967,638 | 865,777 |

4. **Profit from operations**

| | | 3 months ended 31 December 2003 (unaudited) *HK$'000* | 9 months ended 31 December 2003 (unaudited) *HK$'000* | 3 months ended 31 December 2002 (unaudited) *HK$'000* | 9 months ended 31 December 2002 (unaudited) *HK$'000* |
|---|---|---|---|---|---|
| (a) | Turnover | 6,552,281 | 18,141,421 | 5,598,101 | 15,967,638 |
| | Cost of sales | (5,630,012) | (15,494,813) | (4,813,174) | (13,625,725) |
| | Gross profit | 922,269 | 2,646,608 | 784,927 | 2,341,913 |
| | Other revenue | 34,218 | 74,267 | 21,800 | 54,739 |
| | Gains/(losses) on disposal of investments | 45,375 | 51,377 | (114) | 6,287 |
| | Distribution expenses | (439,476) | (1,271,638) | (349,436) | (1,070,681) |
| | Administrative expenses | (112,157) | (293,349) | (104,681) | (279,578) |
| | Other operating expenses | (111,393) | (317,544) | (29,947) | (176,939) |
| | Amortisation of intangible assets | (10,254) | (25,488) | (4,063) | (9,964) |
| | Total operating expenses *(see (b))* | (673,280) | (1,908,019) | (488,127) | (1,537,162) |
| | Profit from operations | 328,582 | 864,233 | 318,486 | 865,777 |
| (b) | Analysis of operating expenses by nature: | | | | |
| | Selling expenses | (130,222) | (422,174) | (81,157) | (275,503) |
| | Promotional and advertising expenses | (110,518) | (299,863) | (84,010) | (355,586) |
| | Staff costs | (242,320) | (700,816) | (204,398) | (549,800) |
| | Other expenses | (179,966) | (459,678) | (114,499) | (346,309) |
| | Amortisation of intangible assets | (10,254) | (25,488) | (4,063) | (9,964) |
| | Total operating expenses | (673,280) | (1,908,019) | (488,127) | (1,537,162) |

5. **Taxation**

   (a) No provision for Hong Kong profits tax has been made for the nine months ended 31 December 2002 and 2003 as the Group has no estimated profit assessable to Hong Kong profits tax.

   (b) In accordance with Hong Kong's SSAP 12 "Income taxes" which came into effect on 1 January 2003, a revision was conducted on the Group's deferred taxation. The Group recognised deferred tax assets of approximately HK$19 million, which was mainly due to the differences between the carrying amounts and tax bases of the accrual of sales rebate, provision for slow-moving inventory and fixed asset depreciation.

   (c) Taxation outside Hong Kong represents tax charges on the assessable profits of subsidiaries operating outside Hong Kong including the Chinese Mainland, calculated at rates applicable in the respective jurisdictions.

   (d) The amount of taxation charged to the consolidated profit and loss account represents:

| | 3 months ended 31 December 2003 (unaudited) *HK$'000* | 9 months ended 31 December 2003 (unaudited) *HK$'000* | 3 months ended 31 December 2002 (unaudited) *HK$'000* | 9 months ended 31 December 2002 (unaudited) *HK$'000* |
|---|---|---|---|---|
| Taxation outside Hong Kong | 5,702 | 17,256 | 5,946 | 14,994 |
| Deferred taxation | (6,325) | (19,422) | – | – |
| | (623) | (2,166) | 5,946 | 14,994 |
| Share of taxation attributable to: | | | | |
| jointly controlled entities | – | 84 | 864 | 864 |
| associated companies | 202 | 335 | (459) | 841 |
| | (421) | (1,747) | 6,351 | 16,699 |

6. **Dividend**

| | 9 months ended 31 December 2003 (unaudited) *HK$'000* | 9 months ended 31 December 2002 (unaudited) *HK$'000* |
|---|---|---|
| Interim dividend of 2.0 HK cents (2002/03: 1.8 HK cents) per share | 149,436 | 135,034 |

No dividend will be proposed for the quarter (third quarter of 2002/03: nil).

7. **Earnings per share**

   The calculation of basic and diluted earnings per share is based on the following data:

| | 9 months ended 31 December 2003 (unaudited) | 9 months ended 31 December 2002 (unaudited) |
|---|---|---|
| Earnings for the purposes of basic and diluted earnings per share *(HK$'000)* | 864,569 | 842,059 |
| Weighted average number of shares for the purposes of basic earnings per share | 7,470,040,523 | 7,505,805,541 |
| Effect of potential dilutive shares | 45,116,374 | 11,423,220 |
| Weighted average number of shares for the purposes of diluted earnings per share | 7,515,156,897 | 7,517,228,761 |

8. **Ageing analysis**

   Ageing analysis of trade receivables as at 31 December 2003 is as follow:

| | As at 31 December 2003 (unaudited) *HK$'000* | As at 30 September 2003 (unaudited) *HK$'000* | As at 31 March 2003 (audited) *HK$'000* |
|---|---|---|---|
| 0–30 days | 1,649,840 | 1,102,507 | 490,851 |
| 31–60 days | 159,940 | 110,420 | 27,213 |
| 61–90 days | 28,938 | 32,964 | 10,680 |
| Over 90 days | 101,618 | 54,390 | 24,772 |
| | 1,940,336 | 1,300,281 | 553,516 |

Customers are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

These policies are reviewed regularly to ensure they remain competitive and appropriate to the industry.

## BUSINESS REVIEW

China's economy continued to grow strongly between October and December of 2003 with GDP growing at 9.9%. Figures from the National Bureau of Statistics revealed positive forecasts for diverse sectors reaching new highs in recent years. The corporate IT sector experienced strong sales that drove growth in the overall IT market. Among the vertical markets, purchases for the education sector remained relatively stable while the e-government, telecommunications and financial sectors saw greater gains. In the third quarter, home PCs showed stable performance with comparatively faster growth for markets in small to medium cities as reflected in the marketing activities during the National Day holidays and winter breaks.

Growth in Lenovo computers was in line with the market with shipment increased by 16.5%. The Group's overall turnover increased by over 17%, a remarkable achievement in itself. During the quarter, the Group's core business also demonstrated outstanding results from profitability perspective. Profits from corporate and consumer IT businesses increased by 5.7% from the same period last year. For the first three quarters, profits from corporate and consumer IT businesses went up 13.8% from the same period last year. From October to December, during peak season in commercial market, the Group launched large-scale marketing events and strengthened ties with sales channels for major clients. For consumer IT business, market segmentation proved to be successful. In November 2003, Legend introduced the "Tianjiao Avantia" home Collaborating PCs with wireless connection capabilities to access home appliances and other terminal devices. Initial sales results proved promising.

In the third quarter, the Group's growth and seed businesses overcame market challenges and made good progress. The Group's notebook shipment increased by 68%. The debut of Legend's first consumer notebook in China successfully positioned the Group as a dominant player in China's rising consumer notebook segment. Although competition in the mobile handset business was still keen, the Group's strategy to develop its own differentiated brand of mobile handsets proved effective with 75% year on year growth in shipment and resulted in small increase in gross margin. Turnover for IT service business maintained a positive trend with a significant increase of 183% over the same period of last year.

The Group pursued its differentiation strategy through technological innovations and achieved evident success in areas deploying Collaborating Applications. During the period, a number of products utilising Collaborating Applications were launched in the market including home PCs, notebooks, mobile handsets, printers and projectors, with which Legend officially commercializes the Collaborating Applications concept and further gains on its competitive edge.

In addition, Legend joined hands with China Telecom in a strategic alliance to develop a new generation of digital information terminals and related services by leveraging Collaborating Applications and broadband capabilities. Legend will also be phasing in pre-installed ADSL broadband access and China Telecom's *China Vnet* services in its computer products. At the same time, Sunny Information Technology Service, Inc. (Legend's customer service division) will become the customer service agent for China Telecom's broadband business. The recent partnership with China Telecom not only showcases Legend's product-wide deployment of its Collaborating Applications, but also helps Legend to capture new business development opportunities.

In the third quarter, Legend launched "Deepcomp 6800", a supercomputer for the National Grid and a project under the aegis of the Chinese Government's 863 high-tech program and the Knowledge Innovation Program of the Chinese Academy of Sciences. "Deepcomp 6800", placed 14th in the Top 500 international supercomputer league table announced last November, is currently the only supercomputer created in China to have reached this level of recognition for its excellent operational speed. The success of "Deepcomp 6800" is another indication of Legend's innovation and advanced standing in technological development.

## PROSPECTS

The Group will continue to be proactive in its organization and development strategy to cope with rapid changes in the Chinese market and meet the Group's business needs. The Group plans to enhance its competitiveness by focusing on PC and related product business, ensuring resources are allocated according to strategic priorities.

In recent years, China's economy experienced structural changes with the proliferation and increasing importance of domestic privately run and foreign enterprises. The Group will turn its attention to building a more customer-oriented sales model and organizational structure to further achieve its goals, by segmenting its current 7 national sales and marketing regions into 18. This will result in closer and stronger ties with its customers and further penetration into the market.

To ensure higher operational efficiency and effective resource deployment to focused businesses, the Group will continue to improve on its cost structure, flatten operations, streamline operational logistics and aim at closer market ties.

The Group believes it can create a more convenient and efficient business flow process and to provide more competitive products and services to customers through introducing these changes. The Group will be able to further strengthen its competitiveness and enhance operational efficiency, thereby bringing better returns to its shareholders.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31 December 2003, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

| Month/Year | Number of shares repurchased | Highest price per share *HK$* | Lowest price per share *HK$* | Aggregate consideration paid (including expenses) *HK$'000* |
|---|---|---|---|---|
| April 2003 | 9,350,000 | 2.375 | 2.025 | 20,124 |

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

## REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of the unaudited quarterly financials.

## CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this quarterly results, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
*Chairman*

Hong Kong, 18 February 2004

# lenovo联想

# Legend Group Limited 聯想集團有限公司

*（根據公司條例於香港註冊成立）*

## 二零零三／零四年度第三季度業績公佈

### 季度業績

聯想集團有限公司（「本公司」）董事會在此欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零三年十二月三十一日止九個月的未經審核業績，以及去年同期的比較數字如下：

### 綜合損益表

| | 附註 | 截至二零零三年十二月三十一日止三個月（未經審核）港幣千元 | 截至二零零三年十二月三十一日止九個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止三個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止九個月（未經審核）港幣千元 |
|---|---|---|---|---|---|
| 營業額 | 3 | 6,552,281 | 18,141,421 | 5,598,101 | 15,967,638 |
| 除利息、稅項、折舊及攤銷前經營溢利 | | 310,947 | 913,117 | 348,849 | 929,022 |
| 折舊費用 | | (51,704) | (149,040) | (47,986) | (114,307) |
| 無形資產攤銷 | | (10,254) | (25,488) | (4,063) | (9,964) |
| 出售投資收益／（虧損） | | 45,375 | 51,377 | (114) | 6,287 |
| 利息收入 | | 34,218 | 74,267 | 21,800 | 54,739 |
| 經營溢利 | 4 | 328,582 | 864,233 | 318,486 | 865,777 |
| 財務費用 | | (391) | (391) | – | – |
| | | 328,191 | 863,842 | 318,486 | 865,777 |
| 應佔共同控制實體（虧損）／溢利 | | (25,514) | (39,053) | 846 | (33,777) |
| 應佔聯營公司溢利 | | 10,932 | 16,311 | 2,968 | 18,195 |
| 除稅前溢利 | | 313,609 | 841,100 | 322,300 | 850,195 |
| 稅項 | 5 | 421 | 1,747 | (6,351) | (16,699) |
| 除稅後溢利 | | 314,030 | 842,847 | 315,949 | 833,496 |
| 少數股東權益 | | 11,121 | 21,722 | 1,925 | 8,563 |
| 股東應佔溢利 | | 325,151 | 864,569 | 317,874 | 842,059 |
| 股息 | 6 | 不適用 | 149,436 | 不適用 | 135,034 |
| 每股盈利－基本 | 7 | 4.35仙 | 11.57仙 | 4.24仙 | 11.22仙 |
| 每股盈利－全面攤薄 | 7 | 4.31仙 | 11.50仙 | 4.23仙 | 11.20仙 |

### 綜合資產負債表

| | 附註 | 於二零零三年十二月三十一日（未經審核）港幣千元 | 於二零零三年三月三十一日（經審核）港幣千元 |
|---|---|---|---|
| **非流動資產** | | | |
| 無形資產 | | 149,497 | 120,621 |
| 有形固定資產 | | 886,230 | 845,976 |
| 在建工程 | | 314,440 | 174,138 |
| 於共同控制實體的投資 | | 124,120 | 198,549 |
| 於聯營公司的投資 | | 112,102 | 101,613 |
| 證券投資 | | 31,741 | 73,649 |
| 遞延稅項資產 | | 19,091 | – |
| | | 1,637,221 | 1,514,546 |
| **流動資產** | | | |
| 存貨 | | 1,325,095 | 1,269,051 |
| 應收賬款 | 8 | 1,940,336 | 553,516 |
| 應收票據 | | 546,977 | 383,412 |
| 按金、預付款項及其他應收賬款 | | 261,678 | 226,748 |
| 現金及銀行結餘 | | 2,727,310 | 2,788,323 |
| | | 6,801,396 | 5,241,050 |
| **流動負債** | | | |
| 應付賬款 | | 2,634,079 | 1,588,632 |
| 應付票據 | 8 | 369,991 | 279,381 |
| 應計費用及其他應付賬款 | | [illegible] | [illegible] |

3\. 營業額、收益及分類資料

3A. *基本報告格式－地域分類*

(i) 截至二零零三年十二月三十一日止九個月：

| | 中華人民共和國（「中國」）（未經審核）港幣千元 | 其他（未經審核）港幣千元 | 合計（未經審核）港幣千元 |
|---|---|---|---|
| 損益表 | | | |
| 營業額 | 17,909,571 | 231,850 | 18,141,421 |
| 分類經營業績 | 783,844 | (19,767) | 764,077 |
| 出售投資收益 | 51,377 | – | 51,377 |
| 無形資產攤銷 | (25,488) | – | (25,488) |
| 財務收入 | | | 74,267 |
| 財務費用 | | | (391) |
| 盈利貢獻 | | | 863,842 |
| 應佔共同控制實體虧損 | (39,053) | – | (39,053) |
| 應佔聯營公司溢利 | 16,311 | – | 16,311 |
| 除稅前溢利 | | | 841,100 |
| 稅項 | | | 1,747 |
| 除稅後溢利 | | | 842,847 |
| 少數股東權益 | | | 21,722 |
| 股東應佔溢利 | | | 864,569 |

(ii) 截至二零零二年十二月三十一日止九個月：

| | 中國（未經審核）港幣千元 | 其他（未經審核）港幣千元 | 合計（未經審核）港幣千元 |
|---|---|---|---|
| 損益表 | | | |
| 營業額 | 15,588,208 | 379,430 | 15,967,638 |
| 分類經營業績 | 809,634 | 5,081 | 814,715 |
| 出售投資收益 | 6,287 | – | 6,287 |
| 無形資產攤銷 | (9,964) | – | (9,964) |
| 財務收入 | | | 54,739 |
| 財務費用 | | | – |
| 盈利貢獻 | | | 865,777 |
| 應佔共同控制實體虧損 | (33,777) | – | (33,777) |
| 應佔聯營公司溢利 | 18,195 | – | 18,195 |
| 除稅前溢利 | | | 850,195 |
| 稅項 | | | (16,699) |
| 除稅後溢利 | | | 833,496 |
| 少數股東權益 | | | 8,563 |
| 股東應佔溢利 | | | 842,059 |

3B. *輔助報告格式－業務分類*

(i) 截至二零零三年十二月三十一日止九個月：

| | 營業額（未經審核）港幣千元 | 盈利貢獻（未經審核）港幣千元 |
|---|---|---|
| 企業IT業務 | 9,555,984 | 619,165 |
| 消費IT業務 | 6,068,837 | 359,625 |
| 手持設備業務 | 1,432,363 | (61,984) |
| IT服務業務 | 402,687 | (29,210) |
| 合同製造業務 | 681,550 | (57,000) |
| 出售投資收益 | – | 51,377 |
| 商譽攤銷 | – | (18,131) |
| | 18,141,421 | 863,842 |

(ii) 截至二零零二年十二月三十一日止九個月：

| | 營業額（未經審核）港幣千元 | 盈利貢獻（未經審核）港幣千元 |
|---|---|---|
| 企業IT業務 | 8,711,700 | 599,606 |
| 消費IT業務 | 5,297,473 | 260,609 |
| 手持設備業務 | 1,109,721 | 28,844 |
| IT服務業務 | 119,869 | (40,567) |
| 合同製造業務 | [illegible] | [illegible] |

8\. 賬齡分析

於二零零三年十二月三十一日，應收賬款之賬齡分析如下：

| | 於二零零三年十二月三十一日（未經審核）港幣千元 | 於二零零三年九月三十日（未經審核）港幣千元 | 於二零零三年三月三十一日（經審核）港幣千元 |
|---|---|---|---|
| 零至三十日 | 1,649,840 | 1,102,507 | 490,851 |
| 三十一日至六十日 | 159,940 | 110,420 | 27,213 |
| 六十一日至九十日 | 28,938 | 32,964 | 10,680 |
| 九十日以上 | 101,618 | 54,390 | 24,772 |
| | 1,940,336 | 1,300,281 | 553,516 |

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零三年十二月三十一日，應付賬款之賬齡分析如下：

| | 於二零零三年十二月三十一日（未經審核）港幣千元 | 於二零零三年九月三十日（未經審核）港幣千元 | 於二零零三年三月三十一日（經審核）港幣千元 |
|---|---|---|---|
| 零至三十日 | 2,107,965 | 1,479,988 | 1,339,852 |
| 三十一至六十日 | 349,416 | 180,463 | 149,535 |
| 六十一至九十日 | 46,867 | 56,016 | 20,870 |
| 九十日以上 | 129,831 | 68,112 | 78,375 |
| | 2,634,079 | 1,784,579 | 1,588,632 |

9\. 本公司簡明資產負債表

| | 於二零零三年十二月三十一日（未經審核）港幣千元 | 於二零零三年三月三十一日（經審核）港幣千元 |
|---|---|---|
| 有形固定資產 | 32,892 | 41,000 |
| 投資 | 2,327,875 | 2,365,765 |
| 流動資產 | 3,497,391 | 4,092,032 |
| 流動負債 | 183,631 | 102,858 |
| 流動資產淨額 | 3,313,760 | 3,989,174 |
| 總資產減流動負債 | 5,674,527 | 6,395,939 |
| 股本 | 186,815 | 186,934 |
| 儲備 | 4,748,958 | 4,734,461 |
| 保留溢利 | 738,754 | 1,474,240 |
| 遞延稅項負債 | – | 304 |
| | 5,674,527 | 6,395,939 |

### 財務回顧

**業績**

截至二零零三年十二月三十一日，集團錄得的本季度營業額約為港幣65.52億元及九個月的營業額約為港幣181.41億元，較去年同期的季度營業額港幣55.98億元及九個月的營業額港幣159.68億元，分別上升了17.04%及13.61%。期內，季度股東應佔溢利約為港幣3.25億元及九個月的股東應佔溢利約為港幣8.65億元，較去年同期的季度溢利港幣3.18億元及九個月的溢利港幣8.42億元，分別上升了2.29%及2.67%。

**重要投資及資本性支出**

截至二零零三年十二月三十一日止九個月內，資本性支出為港幣3.22億元。其中港幣0.6億元用於投資附屬公司，主要為企業IT業務發展網絡硬件產品及生產，另外港幣2.62億元則主要用於添置固定資產，建設信息化系統及投入在建工程中。

在本季度內，為配合集團整體業務策略的改變，對合同製造業務的生產、銷售及研發資源進行了重新整合，出售了50%的股權予新的合作伙伴共同經營此項業務。此外，集團與AOL在互聯網業務上的合作已終止，原本由AOL所持有的全部股權已被回購，有關的共同控制實體現已成為集團的全資附屬公司。

**流動資金及財務資源**

於二零零三年十二月三十一日，現金及銀行結餘達港幣27.27億元，主要包括港幣、人民幣及美元。期內，集團派發了上年度末期及本年度中期股息合計港幣7.62億元後，仍然保有充裕的資金。期末的流動比率為1.65。綜合的可動用信用額度為港幣38億元。

本集團繼續採用對沖政策，以降低匯率變化對一般商貿活動造成的影響。於二零零三年十二月三十一日，集團未完成的遠期外匯合約及幣種期權總金額為港幣2.7億元。

於二零零三年十二月三十一日，集團借入的短期銀行貸款為港幣1.5億元，與股東資金港幣42.84億元相比，期末集團貸款權益比率為0.035。

**承擔及或然負債**

| | 附註 | | |
|---|---|---|---|
| 應收賬款 | 8 | 1,940,336 | 553,516 |
| 應收票據 | | 546,977 | 383,412 |
| 按金、預付款項及其他應收賬款 | | 261,678 | 226,748 |
| 現金及銀行結餘 | | 2,727,310 | 2,808,323 |
| | | 6,801,396 | 5,241,050 |
| 流動負債 | | | |
| 應付賬款 | | 2,634,079 | 1,588,632 |
| 應付票據 | 8 | 369,991 | 279,381 |
| 應計費用及其他應付賬款 | | 959,432 | 630,779 |
| 應付稅項 | | 5,466 | 8,212 |
| 短期銀行借款－無抵押 | | 150,000 | — |
| | | 4,118,968 | 2,507,004 |
| 流動資產淨額 | | 2,682,428 | 2,734,046 |
| 總資產減流動負債 | | 4,319,649 | 4,248,592 |
| 資金來源： | | | |
| 股本 | | 186,815 | 186,934 |
| 儲備 | | 4,097,343 | 4,001,587 |
| 股東資金 | | 4,284,158 | 4,188,521 |
| 少數股東權益 | | 35,491 | 59,741 |
| 遞延稅項負債 | | — | 330 |
| | | 4,319,649 | 4,248,592 |

## 簡明綜合現金流量表

| | 截至二零零三年十二月三十一日止九個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止九個月（未經審核）港幣千元 |
|---|---|---|
| 經營活動所得現金淨額 | 695,805 | 1,139,903 |
| 投資活動所耗現金淨額 | (157,352) | (280,434) |
| 融資活動所耗現金淨額 | (769,742) | (420,094) |
| 現金及現金等價物（減少）／增加 | (231,289) | 439,375 |
| 匯率變動之影響 | 276 | 160 |
| 期初現金及現金等價物 | 2,808,323 | 2,441,169 |
| 期末現金及現金等價物 | 2,577,310 | 2,880,704 |

## 綜合股東權益變動表

| | 股本（未經審核）港幣千元 | 股份溢價（未經審核）港幣千元 | 綜合賬目時產生之盈餘（未經審核）港幣千元 | 匯兌儲備（未經審核）港幣千元 | 投資重估儲備（未經審核）港幣千元 | 股份回購儲備（未經審核）港幣千元 | 累計虧損（未經審核）港幣千元 | 合計（未經審核）港幣千元 |
|---|---|---|---|---|---|---|---|---|
| 於二零零三年四月一日 | 186,934 | 4,734,055 | 27,871 | 4,311 | (14,496) | 2,589 | (752,743) | 4,188,521 |
| 投資證券公平市值變動 | – | – | – | – | 12,157 | – | – | 12,157 |
| 匯兌差額 | – | – | – | 276 | – | – | – | 276 |
| 未於損益表中確認的收益 | – | – | – | 276 | 12,157 | – | – | 12,433 |
| 期內溢利 | – | – | – | – | – | – | 864,569 | 864,569 |
| 出售證券投資的變現儲備 | – | – | – | – | (11,623) | – | – | (11,623) |
| 行使購股權 | 115 | 12,081 | – | – | – | – | – | 12,196 |
| 購回股份 | (234) | – | – | – | – | 234 | (20,124) | (20,124) |
| 股息派付 | – | – | – | – | – | – | (761,814) | (761,814) |
| 於二零零三年十二月三十一日 | 186,815 | 4,746,136 | 27,871 | 4,587 | (13,962) | 2,823 | (670,112) | 4,284,158 |
| 於二零零二年四月一日 | 187,701 | 4,732,184 | 27,893 | 4,155 | 13,515 | 1,806 | (1,285,220) | 3,682,034 |
| 投資證券公平市值虧損 | – | – | – | – | (28,393) | – | – | (28,393) |
| 匯兌差額 | – | – | – | 159 | – | – | – | 159 |
| 未於損益表中確認的虧損淨額 | – | – | – | 159 | (28,393) | – | – | (28,234) |
| 期內溢利 | – | – | – | – | – | – | 842,059 | 842,059 |
| 清理附屬公司時所撇除的商譽 | – | – | (20) | – | – | – | – | (20) |
| 出售證券投資的變現儲備 | – | – | – | – | (6,400) | – | – | (6,400) |
| 行使購股權 | 16 | 1,871 | – | – | – | – | – | 1,887 |
| 購回股份 | (170) | – | – | – | – | 170 | (16,706) | (16,706) |
| 股息派付 | – | – | – | – | – | – | (405,275) | (405,275) |
| 於二零零二年十二月三十一日 | 187,547 | 4,734,055 | 27,873 | 4,314 | (21,278) | 1,976 | (865,142) | 4,069,345 |

*附註：*

1. **編製基礎**

本集團未經審核季度業績由董事負責編製。本未經審核季度業績按照香港會計師公會頒佈的會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零三年三月三十一日止年度經審核賬目一起閱覽。

2. **主要會計政策**

本集團在編製未經審核季度業績時，採用與截至二零零三年三月三十一日止年度賬目一致的主要會計政策及計算方法，因採納由香港會計師公會所頒佈在二零零三年一月一日或以後會計期間有效的會計實務準則第12號「所得稅」而需更改的除外。

| | 18,141,421 | 863,842 |
|---|---|---|

(ii) 截至二零零二年十二月三十一日止九個月：

| | 營業額（未經審核）港幣千元 | 盈利貢獻（未經審核）港幣千元 |
|---|---|---|
| 企業IT業務 | 8,711,700 | 599,606 |
| 消費IT業務 | 5,297,473 | 260,609 |
| 手持設備業務 | 1,109,721 | 28,844 |
| IT服務業務 | 119,869 | (40,567) |
| 合同製造業務 | 728,875 | 15,301 |
| 出售投資收益 | – | 6,287 |
| 商譽攤銷 | – | (4,303) |
| | 15,967,638 | 865,777 |

4. 經營溢利

| | | 截至二零零三年十二月三十一日止三個月（未經審核）港幣千元 | 截至二零零三年十二月三十一日止九個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止三個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止九個月（未經審核）港幣千元 |
|---|---|---|---|---|---|
| (a) | 營業額 | 6,552,281 | 18,141,421 | 5,598,101 | 15,967,638 |
| | 銷售成本 | (5,630,012) | (15,494,813) | (4,813,174) | (13,625,725) |
| | 毛利 | 922,269 | 2,646,608 | 784,927 | 2,341,913 |
| | 其他收入 | 34,218 | 74,267 | 21,800 | 54,739 |
| | 出售投資收益／（虧損） | 45,375 | 51,377 | (114) | 6,287 |
| | 分銷費用 | (439,476) | (1,271,638) | (349,436) | (1,070,681) |
| | 行政費用 | (112,157) | (293,349) | (104,681) | (279,578) |
| | 其他經營費用 | (111,393) | (317,544) | (29,947) | (176,939) |
| | 無形資產攤銷 | (10,254) | (25,488) | (4,063) | (9,964) |
| | 經營費用總額（見(b)） | (673,280) | (1,908,019) | (488,127) | (1,537,162) |
| | 經營溢利 | 328,582 | 864,233 | 318,486 | 865,777 |
| (b) | 根據費用性質的經營費用分析： | | | | |
| | 銷售費用 | (130,222) | (422,174) | (81,157) | (275,503) |
| | 推廣及廣告費用 | (110,518) | (299,863) | (84,010) | (355,586) |
| | 員工成本 | (242,320) | (700,816) | (204,398) | (549,800) |
| | 其他費用 | (179,966) | (459,678) | (114,499) | (346,309) |
| | 無形資產攤銷 | (10,254) | (25,488) | (4,063) | (9,964) |
| | 經營費用總額 | (673,280) | (1,908,019) | (488,127) | (1,537,162) |

5. 稅項

(a) 由於本集團沒有需繳納香港利得稅的估計應課稅溢利，所以沒有就截至二零零二年及二零零三年十二月三十一日止九個月計提香港利得稅準備。

(b) 根據於二零零三年一月一日生效的香港會計實務準則第12號「所得稅」，本集團已對遞延稅項進行了回顧。本集團確認了遞延稅項資產約0.19億港元，主要由於預提折扣、預提存貨削價及固定資產折舊的賬面值與稅基之間的差額所致。

(c) 位於香港以外地區（包括中國大陸）經營的附屬公司的應課稅溢利，按有關司法權區的適用稅率計算稅項。

(d) 於綜合損益表內扣除的稅項包括：

| | 截至二零零三年十二月三十一日止三個月（未經審核）港幣千元 | 截至二零零三年十二月三十一日止九個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止三個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止九個月（未經審核）港幣千元 |
|---|---|---|---|---|
| 香港以外地區的稅項 | 5,702 | 17,256 | 5,946 | 14,994 |
| 遞延稅項 | (6,325) | (19,422) | – | – |
| | (623) | (2,166) | 5,946 | 14,994 |
| 應佔稅項： | | | | |
| 共同控制實體 | – | 84 | 864 | 864 |
| 聯營公司 | 202 | 335 | (459) | 841 |
| | (421) | (1,747) | 6,351 | 16,699 |

6. 股息

| | 截至二零零三年十二月三十一日止九個月（未經審核）港幣千元 | 截至二零零二年十二月三十一日止九個月（未經審核）港幣千元 |
|---|---|---|
| 中期股息，每股2.0港仙（二零零二／零三年：1.8港仙） | 149,436 | 135,034 |

沒有就本季度建議派發任何股息（二零零二／零三年第三季：無）。

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

| | 截至二零零三年十二月三十一日止九個月（未經審核） | 截至二零零二年十二月三十一日止九個月（未經審核） |
|---|---|---|
| 用以計算每股基本及攤薄盈利的溢利（港幣千元） | 864,569 | 842,059 |
| 用以計算每股基本盈利的加權平均股數 | 7,470,040,523 | 7,505,805,541 |
| 股份潛在攤薄影響 | 45,116,374 | 11,423,220 |
| 用以計算每股攤薄盈利的加權平均股數 | 7,515,156,897 | 7,517,228,761 |

括港幣、人民幣及美元。期內，集團派發了上年度末期及本年度中期股息合計港幣7.62億元後，仍然保有充裕的資金。期末的流動比率為1.65，綜合的可動用信用額度為港幣38億元。

本集團繼續採用對沖政策，以降低匯率變化對一般商貿活動造成的影響。於二零零三年十二月三十一日，集團未完成的遠期外匯合約及幣種期權總金額為港幣2.7億元。

於二零零三年十二月三十一日，集團借入的短期銀行貸款為港幣1.5億元，與股東資金港幣42.84億元相比，期末集團貸款權益比率為0.035。

**承擔及或然負債**

於二零零三年十二月三十一日，本集團沒有重大的資本承擔及或然負債。

**員工**

於二零零三年十二月三十一日，集團的員工總人數為12,376名，其中12,268名受僱於中國大陸，108名受僱於香港及海外。集團根據業績及員工的表現實施薪酬政策、獎金及購股權計劃，同時也為員工提供諸如培訓、崗位輪換、保險及醫療等福利，並會不時回顧該等政策以確保競爭力及配合公司需要。

### 業務回顧

二零零三年十至十二月中國經濟繼續發展迅速，季度國內生產總值增長9.9%。據國家統計局統計，許多行業的企業景氣指數達近年新高，企業IT採購旺盛，帶動整個IT市場增長。行業市場中，教育行業採購增長較平穩，電子政務、電信和金融行業採購增幅較大。季內，家用電腦市場表現平穩，中小城市市場增長較快，尤其是反映在國慶和寒假促銷活動中。

聯想電腦銷量增長達16.5%，與市場基本持平。集團營業額增長表現突出，上升超過17%。集團主營業務盈利在本季度也有突出表現；其中企業IT和消費IT業務的盈利比去年同期增長5.7%，而本財年前三季度的企業IT和消費IT業務的盈利比去年同期增長達13.8%。集團在十至十二月的傳統商用市場旺季開展大型促銷活動，在大客戶銷售方面加強與渠道合作。消費IT業務的市場細分策略取得成效，此外，於十一月推出關聯家用電腦「天驕至尊」，與家電和其他信息終端實現無線連接，市場反應滿意。

集團多項成長業務和種子業務克服市場不利因素按計劃推進，其中筆記本電腦銷量增加68%，集團率先推出消費筆記本，在高速增長的消費筆記本市場佔有優勢。中國手機市場競爭仍然十分激烈，集團堅持差異化競爭，致力自主研發，手機銷量年比年增加75%，毛利率亦略有改善。IT服務營業額保持良好增長勢頭，較去年同期上升超過183%。

集團繼續以技術創新帶動差異化競爭的策略，在關聯應用推動方面成果顯著。季內，集團推出多項關聯應用產品，包括關聯家用電腦、筆記本、手機、打印機、投影儀等等，實現關聯技術產品化，進一步加強集團在未來市場上的競爭優勢。

此外，聯想也和中國電信集團公司達成策略合作協議，合作開發基於關聯應用技術和寬頻網絡的新一代數字信息終端產品及服務，並在聯想電腦產品將逐步預置ADSL寬帶接入和中國電信「互聯星空」應用服務。同時陽光雨露信息技術服務（北京）有限公司（集團的服務支援機構）也將成為中國電信寬頻業務的服務代理機構。是次與中國電信的合作不僅標誌關聯應用產業化，同時為集團創造新的業務增長機會。

季內，集團在國家863計劃和中國科學院知識創新工程共同支持下，成功研製國家網格主結點「深騰6800」高性能計算機。「深騰6800」的實際運算速度在十一月公佈的全球超級電腦500強排行榜中，名列第14位，這是目前為止中國研製的超級電腦在這排名榜中取得最好的成績。「深騰6800」的成功研製展示集團在技術創新和高技術產業化方面又邁出新的步伐。

### 未來展望

集團針對中國市場環境的迅速變化，以及本身業務的情況，在組織結構和發展策略方面作出新的部署。集團將專注於個人電腦及相關產品業務，確保資源投入與業務重要性互相匹配，不斷提高業務的競爭力。

此外，近年中國經濟結構發生變化，民營與外資企業興起，對經濟發展影響愈來愈重要，集團將建立更為客戶導向的營銷模式以及組織結構，將全國營銷區域由過去的7大區細分為18分區，更加貼近客戶，深入滲透市場。

集團為繼續提高整體營運效率和保證資源集中及有效地投放在專注業務上，將優化費用結構，加強短鏈運作，簡化物流運作流程，縮短與市場的距離。

集團相信通過這些改變，集團可以更加快速和靈活的方式，向客戶提供更好適便捷的商務流程和更具競爭力的產品和服務。同時，集團將可進一步提升競爭力和營運效益，為股東帶來更好的投資回報。

### 購買、出售或贖回本公司之上市證券

截至二零零三年十二月三十一日止九個月內，本公司於香港聯合交易所有限公司購回本公司股份如下：

| 年份／月份 | 購回之股數 | 每股最高價 港元 | 每股最低價 港元 | 支付總額（包括費用）港幣千元 |
|---|---|---|---|---|
| 二零零三年四月 | 9,350,000 | 2.375 | 2.025 | 20,124 |

回購的股份已被註銷。因此，已發行股本已按所註銷的股份面值減少。回購時支付的溢價於本公司的保留溢利中扣除。

除上述情況外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

### 審核委員會之審閱

本公司審核委員會已與管理層回顧本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核季度業績。

### 最佳應用守則

除了非執行董事須按照本公司章程細則輪值告退而不是以指定任期委任外，據本公司的董事所知，並無任何資料可合理地顯示本公司在本季度業績所述期間曾經有未遵守香港聯合交易所有限公司證券上市規則附錄十四所列的最佳應用守則的規定。

承董事會命
柳傳志
*主席*

香港，二零零四年二月十八日

lenovo联想

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

## PROPOSED CHANGE OF COMPANY NAME

The Board proposes to change the English name of the Company to "Lenovo Group Limited". A circular containing further details of the proposed change of name, together with a notice convening the EGM and the proxy form, will be despatched to the shareholders of the Company as soon as practicable.

The board of directors (the "Board") of Legend Group Limited (the "Company") proposes to change the English name of the Company to "Lenovo Group Limited". The proposed change of the English name of the Company will not affect the Chinese name of the Company, which will remain unchanged as "聯想集團有限公司". The Company had changed its English brand name for its products from "Legend" to "Lenovo" in April 2003 as it required an English brand name that could be used without restriction in markets worldwide. The Group had experienced difficulty in registration of "Legend" as a trade mark for its products at overseas. The Board considers that the alignment of its English brand name for its products and the English name of the Company will help to raise the recognition and popularity of the "Lenovo" brand name. The principal activities of the Group are the provision of the advanced information technology products and services in the People's Republic of China.

The proposed change of the English name of the Company is subject to the passing of a special resolution by the shareholders of the Company at an extraordinary general meeting (the "EGM") proposed to be held on or around 25 March 2004 and the approval by the Registrar of Companies in Hong Kong.

The proposed change of the English name of the Company will not affect any of the rights of the shareholders of the Company and all existing share certificates in issue bearing the existing name of the Company will continue to be effective as documents of title to the ordinary shares of the Company and will continue to be valid for trading, settlement and registration purposes. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates under the new English name of the Company. Once the proposed change of English name of the Company becomes effective, any new share certificates of the Company will be issued in the new English name of the Company. A further announcement will be made by the Company when the proposed change of the English name of the Company becomes effective.

A circular containing further details of the proposed change of the English name of the Company together with a notice convening the EGM and the proxy form, will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board
**Legend Group Limited**
**Liu Chuanzhi**
*Chairman*

Hong Kong, 11 February 2004

lenovo联想

# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

## 建議更改公司名稱

董事會建議更改本公司之英文名稱為「Lenovo Group Limited」。一份載有建議更改名稱詳情連同召開股東特別大會通告及代表委任表格之通函，將在可行情況下盡快寄發予本公司之股東。

聯想集團有限公司(「本公司」)董事會(「董事會」)建議更改本公司之英文名稱為「Lenovo Group Limited」。建議更改本公司英文名稱不會影響本公司之中文名稱，其中文名稱仍為「聯想集團有限公司」。由於本公司產品需要一個可在海外市場不受限制使用之英文品牌名稱，本公司已於二零零三年四月將產品之英文品牌名稱由「Legend」更改為「Lenovo」。本集團於註冊「Legend」為其海外產品之商標時曾遇到困難。董事會認為，使產品英文品牌名稱與本公司名稱保持一致有助提升「Lenovo」品牌之知名度及受歡迎程度。本集團之主要業務為在中華人民共和國提供先進資訊科技產品及服務。

建議更改本公司英文名稱須獲本公司股東將於二零零四年三月二十五日或相近日子舉行之股東特別大會(「股東特別大會」)上通過一項特別決議案及獲得香港公司註冊處批准方可生效。

建議更改本公司英文名稱不會影響本公司股東之任何權利，所有以本公司現有名稱印製之現有股票將繼續作為本公司普通股之所有權文件，並可繼續用作買賣、結算及登記用途。因此，不會有任何安排將現有股票免費轉換為以本公司新英文名稱印製之新股票。建議更改本公司英文名稱一經生效，本公司任何新股票將以本公司新英文名稱發出。有關事宜於建議更改本公司英文名稱生效時，本公司將另行刊發公佈。

一份載有建議更改本公司英文名稱詳情連同召開股東特別大會通告及代表委任表格之通函，將在可行情況下盡快寄發予本公司之股東。

承董事會命
聯想集團有限公司
*主席*
柳傳志

香港，二零零四年二月十一日

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in Legend Group Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



lenovo联想

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

# CONTINUING CONNECTED TRANSACTIONS

**Independent Financial Adviser to the Independent Board Committee**


DBS Asia Capital

8 December 2003

# CONTENTS

*In this circular, unless the context otherwise requires, the following expressions have the following meanings:*

| | |
|---|---|
| "associates" | has the meaning ascribed to it under the Listing Rules |
| "Board" | the board of Directors |
| "Business" | the business of manufacturing and sale of computer motherboard and related accessories carried out mainly in the PRC and Europe |
| "Certificate in Lieu" | a written certificate in lieu of convening a general meeting of shareholders of the Company signed by a shareholder (or shareholders) having beneficial interest in more than 50% in nominal value of the shares of the Company giving the right to attend and vote at a general meeting, giving its/their approval to the Continuing Connected Transactions |
| "Company" | Legend Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "Continuing Connected Transactions" | the Wu Purchase Arrangement, the Wu Sales Arrangement, the Newco Purchase Arrangement and the Newco Sales Arrangement |
| "DBS Asia" | DBS Asia Capital Limited, a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO, and is the independent financial adviser to the Independent Board Committee |
| "Directors" | the directors of the Company |
| "Disposal" | the proposed disposal of 50% equity interest in Newco |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars |
| "Independent Board Committee" | an independent board committee of the Company comprising Mr. Wong Wai Ming, Professor Woo Chia-Wei and Mr. Ting Lee Sen |

| | |
|---|---|
| "Latest Practicable Date" | 8 December 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Wu" | Mr. Wu To Hing, a proposed director of Newco |
| "Newco" | QDI Holdings Limited, a company incorporated on 25 August 2003 in the British Virgin Islands with limited liability which was incorporated initially as a wholly-owned subsidiary of UL and will become a 50% subsidiary of UL upon completion of the Disposal |
| "PRC" | the People's Republic of China |
| "Pre-Completion Reorganization" | a corporate restructuring to be undertaken by the Company prior to completion of the Disposal whereby the Business and the QDI Companies will be transferred to Newco |
| "Purchaser" | Swift Glory Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Ramaxel |
| "QDI Companies" | the companies which carry on the Business and are to be transferred to Newco pursuant to the Pre-Completion Reorganization, they are Hui Yang Legend Computer Co. Ltd. (惠陽聯想電腦有限公司), Legend-QDI Spain, S.L., QDI Computer (UK) Ltd., QDI Computer Handels GmbH, QDI Europe B.V. and QDI System Handel GmbH |
| "QDI Products" | motherboards and related accessories for the manufacture of computers and other information technology products |
| "Ramaxel" | Ramaxel Technology Limited, a company incorporated in Hong Kong with limited liability and owned as to 90% by Mr. Wu and as to 10% by Mr. Liu Jing Hui |
| "SFO" | the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong |

| | |
|---|---|
| "Shareholders" | registered holders of shares of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "UL" | Ultimate Legend Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company |
| "Waiver Application" | the application made by the Company for waiver from strict compliance with the requirements under Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions |
| "Wu Associates" | the Purchaser, Mr. Wu and Ramaxel and their respective associates |

lenovo联想

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

*Executive Directors:*
Mr. Liu Chuanzhi *(Chairman)*
Mr. Yang Yuanqing *(Vice Chairman and President)*
Ms. Ma Xuezheng

*Non-executive Director:*
Mr. Zeng Maochao

*Independent Non-executive Directors:*
Mr. Wong Wai Ming
Professor Woo Chia-Wei
Mr. Ting Lee Sen

*Registered office:*
23rd Floor
Lincoln House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

8 December 2003

*To the Shareholders*

Dear Sir or Madam,

## CONTINUING CONNECTED TRANSACTIONS

### INTRODUCTION

On 28 November 2003, the Board announced that UL, a wholly-owned subsidiary of the Company, entered into agreement dated 1 November 2003 with, amongst others, the Purchaser in relation to the Disposal. The Disposal, once completed, will result in certain persons being connected persons and certain transactions with such persons being connected transactions within the meanings of the Listing Rules and will then be subject to the disclosure and/or shareholders' approval requirements under Chapter 14 of the Listing Rules.

The Directors expect that such transactions will continue on a continuing basis from year to year. The Company has applied to the Stock Exchange for waiver from strict compliance with the requirements under Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions on and subject to the terms contained in this circular.

The Company has also applied to the Stock Exchange to waive the requirement on convening a general meeting of the Company to approve the waiver for the Continuing Connected Transactions upon presentation of the Certificate in Lieu. The Company has on 27

November 2003 obtained the Certificate in Lieu from Legend Holdings Limited and its wholly-owned subsidiary, Right Lane Limited, which together held approximately 57% of the entire issued share capital of the Company as at the Latest Practicable Date, approving the Continuing Connected Transactions and the Waiver Application.

DBS Asia has been appointed as the independent financial adviser to the Independent Board Committee relating to the Continuing Connected Transactions.

The purposes of this circular are to provide you with, inter alia, information relating to the Continuing Connected Transactions, the Waiver Application and the letter of advice from DBS Asia to the Independent Board Committee in relation to the Continuing Connected Transactions.

## BACKGROUND

UL, a wholly-owned subsidiary of the Company, has conditionally agreed on 1 November 2003 to dispose of 50% of its interest in the Business to the Purchaser at a consideration to be determined with reference to its proforma consolidated assets value as at 31 October 2003 plus a premium of RMB12.5 million, subject to Pre-Completion Reorganization to be undertaken by the Company prior to completion of the Disposal. Under the Pre-Completion Reorganization, the Business and the QDI Companies will be transferred to Newco. Subsequent to such Business transfer, the Company will be selling 50% of the issued share capital of Newco to the Purchaser, resulting in the Newco becoming a 50%:50% joint venture of UL and the Purchaser. By virtue of UL's right to control the composition of the board of directors of Newco, subsequent to the Disposal, Newco will be regarded as an indirect non-wholly owned subsidiary of the Company. The principal activity of Newco and its subsidiaries will be the manufacture and sale of QDI Products. The requirements of Newco's working capital to finance the Business transfer and the acquisition of the assets and equity interests in the QDI Companies will be met by UL and the Purchaser on a pro-rata basis.

The reasons for the Disposal insofar the Company is concerned are two-fold. Firstly, it has been the strategy of the Company to concentrate on its core line businesses of computer manufacturing, handset manufacturing and provision of IT services. Secondly, to lead in a strategic partner experienced in electronic component manufacturing to take up 50% interest in the QDI business will be seen by the management as beneficial to the development of the Business.

The Purchaser is a company incorporated in the British Virgin Islands which is wholly-owned by Ramaxel. Ramaxel is in turn held by Mr. Wu as to 90% and by Mr. Liu Jing Hui as to 10%. Ramaxel, Mr. Wu and Mr. Liu Jing Hui are independent of and not connected with any of the directors, chief executives or substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules). Ramaxel is a developer and manufacturer of memory modules and Universal Serial Bus products ("USB") for the manufacture of computers and related accessories in the PRC.

It is one of the condition to completion of the Disposal that a waiver is to be granted by the Stock Exchange from strict compliance with the requirements under Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions.

The Disposal does not constitute a notifiable transaction or connected transaction under Chapter 14 of the Listing Rules.

## CONNECTED PERSONS/CONNECTED TRANSACTIONS

The Disposal, when completed, will result in Newco, the Purchaser, Mr. Wu and Ramaxel being regarded as connected persons of the Company within the meaning of the Listing Rules.

As a result, any transactions between members of the Group and any of these connected persons or their respective associates will after the completion of the Disposal constitute connected transactions under Chapter 14 of the Listing Rules. The Continuing Connected Transactions are described below.

### Sales to and Purchases from Wu Associates

Members of the Group have been purchasing information technology products such as memory modules, USB and card readers etc. for manufacture and sale of computers and related computer accessories from, and selling information technology products such as integrated circuits and other components for manufacture of memory modules and other products to, Wu Associates since 1997.

For the three financial years ended 31 March 2003, the Group purchased approximately HK$793 million, HK$893 million and HK$892 million worth of information technology products from Wu Associates, representing approximately 2.9%, 4.3% and 4.4% respectively of the Group's total turnover in those periods. In the same periods, the Group also sold approximately HK$797 million, HK$941 million and HK$911 million worth of information technology products to Wu Associates, representing approximately 2.9%, 4.5% and 4.5% respectively of the Group's total turnover in those periods.

The Group intends to continue to purchase from, and sell to, Wu Associates such information technology products (such purchase arrangement and selling arrangement shall be respectively referred to as "**Wu Purchase Arrangement**" and "**Wu Sales Arrangement**") after the completion of the Disposal because the relevant products offered by each of the two groups complement the business or product requirements of the other.

The Directors currently estimate that purchases to be effected under the Wu Purchase Arrangement will not amount to more than HK$1,100 million, HK$1,200 million and HK$1,300 million for each of the three financial years ending 31 March 2006 whereas the sales to be effected under the Wu Sales Arrangement will not amount to more than HK$1,100 million, HK$1,200 million and HK$1,300 million for each of the three financial years ending 31 March 2006.

**Sales to and Purchases from Newco**

There has been on-going consumption of QDI Products amongst the subsidiaries or associates of the Company. Such QDI Products are manufactured or produced by the QDI Companies which primarily engaged in the Business and supplied to the Company and its other subsidiaries in support of the Company's business of manufacture and sale of computers and related accessories since 1997. On the other hand, the Company and its relevant subsidiaries have also been selling information technology products such as chipset for manufacture of motherboard to the QDI Companies since 1997.

For the three years ended 31 March 2003, purchases of the QDI Products from the QDI Companies amounted to approximately HK$825 million, HK$685 million and HK$610 million, representing approximately 3.0%, 3.3% and 3.0% respectively of the Group's total turnover in those periods. And, sales of information technology products to the QDI Companies amounted to approximately HK$37 million, HK$179 million and HK$176 million, representing approximately 0.1%, 0.9% and 0.9% respectively of the Group's total turnover in those periods.

It is expected that the Group will continue to purchase such QDI Products and sell such information technology products from and to Newco or its subsidiaries following the completion of the Disposal on terms comparable to the prevailing market rate and practice (the purchase arrangement and sales arrangement are referred to as "**Newco Purchase Arrangement**" and "**Newco Sales Arrangement**").

Based on the historical consumption and the projection for future demands, the Directors currently estimate that purchases to be effected under the Newco Purchase Arrangement will not amount to more than HK$680 million, HK$770 million and HK$860 million for each of the three financial years ending 31 March 2006 whereas the sales to be effected under the Newco Sales Arrangement will not amount to more than HK$210 million, HK$230 million and HK$260 million for each of the three financial years ending 31 March 2006.

## APPLICATION FOR CONTINUING CONNECTED TRANSACTION WAIVER

As the Continuing Connected Transactions will continue to be carried out in the ordinary and usual course of business of the Group, the Directors consider that it would not be practical for the Company to strictly comply with the disclosure or (where necessary) shareholders' approval requirements under the Listing Rules applicable to the Continuing Connected Transactions on each occasion when they take place. The Company has applied to the Stock Exchange for waiver in respect of each of the Continuing Connected Transactions from strict compliance with the disclosure requirement under Rule 14.26 of the Listing Rules on and subject to the following conditions:

1. that the Continuing Connected Transactions shall be:

    (i) entered into by the Group in the ordinary and usual course of its business;

(ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) entered into either (a) in accordance with the terms of the agreements governing such transactions or (b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

2. the aggregate amount of the Wu Purchase Arrangement for each of the three financial years of the Company ending 31 March 2006 shall not exceed the cap amount (the "**Wu Purchase Cap Amount**") of 5% of the audited consolidated turnover of the Group or HK$1,300 million in that financial year, whichever is higher;

3. the aggregate amount of the Wu Sales Arrangement for each of the three financial years of the Company ending 31 March 2006 shall not exceed the cap amount (the "**Wu Sales Cap Amount**") of 5% of the audited consolidated turnover of the Group or HK$1,300 million in that financial year, whichever is higher;

4. the aggregate amount of the Newco Purchase Arrangement for each of the three financial years of the Company ending 31 March 2006 shall not exceed the cap amount (the "**Newco Purchase Cap Amount**") of 4% of the audited consolidated turnover of the Group or HK$860 million in that financial year, whichever is higher;

5. the aggregate amount of the Newco Sales Arrangement for each of the three financial years of the Company ending 31 March 2006 shall not exceed the cap amount (the "**Newco Sales Cap Amount**") of 1.5% of the audited consolidated turnover of the Group or HK$260 million in that financial year, whichever is higher;

6. the independent non-executive directors of the Company shall review the Continuing Connected Transactions annually and confirm in the Company's next annual report that these were conducted in the manner as stated in sub-paragraphs 1, 2 , 3, 4 and 5 above;

7. the Company's auditors shall review the Continuing Connected Transactions annually and confirm in a letter (the "Letter") to the Directors stating whether:

   (i) the Continuing Connected Transactions have received the approval of the Company's board of Directors;

(ii) the Continuing Connected Transactions have been entered into in accordance with the terms of the agreements governing such transactions or, if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and

(iii) the Wu Purchase Cap Amount, the Wu Sales Cap Amount, the Newco Purchase Cap Amount and the Newco Sales Cap Amount have been exceeded;

where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange immediately; and

8. in the event that the transaction value of the relevant Continuing Connected Transaction during any relevant financial year of the Company shall exceed the relevant cap amount as stated in sub-paragraphs 2, 3, 4 and 5 above, the Company will have to comply with the relevant provisions of the Listing Rules.

**CERTIFICATE IN LIEU**

Under Chapter 14 of the Listing Rules, the Stock Exchange will normally require, amongst other things, that the continuing connected transactions are conditional on approval by the independent shareholders of the Company in a general meeting.

The controlling shareholders of the Company which together hold approximately 57% of the entire issued share capital of the Company are Legend Holdings Limited and its wholly-owned subsidiary, Right Lane Limited. According to the register of members dated 27 November 2003 and relying on the representation made by Mr. Wu, the Directors confirmed that the Purchaser, Ramaxel, Mr. Wu and their respective associates have no shareholding interest in the Company. Since no shareholder has to abstain from voting at the shareholders' meeting to approve the Continuing Connected Transactions, the Company has accordingly applied to the Stock Exchange for a waiver from the requirement to hold a general meeting by way of a written certificate of approval by the controlling shareholders.

By the Certificate in Lieu, the controlling shareholders, Legend Holdings Limited and its wholly-owned subsidiary, Right Lane Limited, have approved the Continuing Connected Transactions and the Waiver Application.

**RECOMMENDATION**

The Directors confirmed that the Continuing Connected Transactions are entered into in the ordinary and normal course of business of the Group and are conducted on an arm's length basis on normal commercial terms which the Directors consider are fair and reasonable to the Company and its shareholders as a whole.

Your attention is drawn to the letter from the Independent Board Committee set out on page 11 of this circular and the letter of advice from DBS Asia to the Independent Board Committee in relation to the Continuing Connected Transactions, the text of which is set out on pages 12 to 19 of this circular.

## ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
**Legend Group Limited**
**Liu Chuanzhi**
*Chairman*

lenovo 联想

Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

8 December 2003

*To the Shareholders*

Dear Sir or Madam,

## CONTINUING CONNECTED TRANSACTIONS

We refer to the letter from the Board set out on pages 4 to 10 of the circular of the Company dated 8 December 2003 (the "Circular") of which this letter forms part. As the Independent Board Committee, we have been appointed to advise the Shareholders on the fairness and reasonableness of the Continuing Connected Transactions so far as the Shareholders are concerned. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We wish to draw your attention to the letter from DBS Asia as set out on pages 12 to 19 of the Circular and the letter from the Board as set out on pages 4 to 10 of the Circular. Having considered, inter alia, the factors and reasons considered by, and the opinions of, DBS Asia as stated in its letter of advice, we consider that the terms of the Continuing Connected Transactions are fair and reasonable so far as the Shareholders are concerned.

Yours faithfully,
**Independent Board Committee**
**Wong Wai Ming** **Woo Chia-Wei** **Ting Lee Sen**


DBS Asia Capital

16th Floor
Man Yee Building
68 Des Voeux Road Central
Hong Kong

8 December 2003

*The Independent Board Committee*
*Legend Group Limited*

Dear Sirs,

## CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Continuing Connected Transactions, details of which are contained in a circular (the "Circular") to the Shareholders dated 8 December 2003, of which this letter forms part. Expressions used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company or any of its respective subsidiaries or associates or any of the Wu Associates.

## PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transactions, we have considered the following principal factors and reasons:

### Background and Rationale

The Group is principally engaged in the provision of advanced information technology products and services in the PRC. We understand that prior to the Pre-Completion Reorganization, the Group has been selling raw materials required for the manufacture of information technology products to, and purchasing information technology products from QDI Companies and Wu Associates. The Group regards the Wu Associates and Newco as the Group's original equipment manufacturers ("OEM"), responsible for manufacture of different information technology products for the Group's assembly and manufacture of computers and other advanced information technology products. Thus all of the Continuing Connected Transactions fall within the Group's usual and ordinary course of business. Given that Wu Associates and Newco will become connected person of the Group following completion of the Disposal, the Wu Sales Arrangement, the Wu Purchase Agreement and the Newco Sales Arrangement and the Newco Purchase Arrangement by the Group with Newco and Wu Associates will become connected transactions for the Group.

In view of the above and the fact that the nature of the Continuing Connected Transactions are all related to the Group's principal business and operations and have been conducted amongst the parties before the Pre-Completion Reorganization, we concur with the views of the Directors that the continuation of the entering into of the Continuing Connected Transactions would facilitate the continuing business operation of the Group and minimize disruptions to the Group's existing business and operations and the application of the Waiver Application will minimize the practical difficulties of the Company in the fulfillment of the relevant requirements for the Continuing Connected Transactions under the Listing Rules every time it occurs. Given this, we consider that the continued entering into of the Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

### Basis of Determination

We summarise below the basis of determination for each type of the Continuing Connected Transactions and our views thereof:

*A. Wu Sales Arrangement and Wu Purchase Arrangement*

The Group has been carrying on the Wu Sales Arrangement and the Wu Purchase Arrangement since 1997. We have been advised by the executive Directors that the Group regards the Wu Associates as the Group's OEM, mainly for the manufacture of information technology products such as memory modules, USB and card readers. As per the Group's common practice in dealings with the other independent OEM, the Wu

Sales Arrangement was and will continue to be effected on a cost basis. We have been advised by the executive Directors that it is a common practice of the Company to supply its OEM with materials at cost given the Group's ability to enjoy the benefits of bulk purchases due to its scale of business. The Company supplies the Wu Associates and other independent OEM with relevant information technology products, such as integrated circuits and other components, at cost for use in their manufacture of memory modules, USB and other information technology products, which will in turn be purchased by the Group. We have reviewed the purchase orders of the Group to its suppliers and the sales invoices of the Group to the Wu Associates and to other independent OEM of the Group and note that similar cost arrangements have also been effected with other independent OEM of the Group.

The executive Directors considers that it more beneficial for the Company to purchase raw materials required for the manufacture of memory modules and other information technology products and sell them onward to Wu Associates at cost for their use in the production of memory modules and other information technology products. This is because the raw materials (principally integrated circuits) required for the manufacture of memory modules fluctuates throughout the year and the executive Directors consider that with the Company's bulk purchase benefits and its ability to develop a cost effective production schedule through the supply of the raw materials to the Wu Associates, the Group could then be able to monitor and have a better control over the cost components of the products manufactured by the Wu Associates, thus in turn, could minimise the overall purchase price of the products payable by the Group underlying the Wu Purchase Arrangement. Based on the Group's reputation, size of bulk purchase, bargaining position, experience gained in dealings with the suppliers and the market knowledge of the pricing of the required materials, the executive Directors believe that savings could be achieved by supplying raw materials to Wu Associates than having the Wu Associates to make purchase on their own.

We note from the information (principally purchase orders and invoices) provided by the management of the Company that similar sales at cost arrangement have also been effected with other independent OEM of the Group. Given the Group's scale of business and the bulk purchase benefits, we concur with the views of the executive Directors that the Wu Sales Arrangement to be effected on a cost basis would be more beneficial to the Company as the purchase price of the products payable by the Group underlying the Wu Purchase Arrangement could be lower.

For the Wu Purchase Arrangement, we note from the information (principally invoices, purchase contracts and price quotations) provided by the management of the Company relating to the Company's dealings with the Wu Associates as well as other independent OEM that the purchases of products have been effected on normal commercial terms that are comparable to or no less favourable than terms available to the Group as quoted by other independent third parties.

Having considered the above, particular that the terms of the Wu Sales Arrangement are in line with the normal commercial terms when dealings with other independent OEM of the Group and that the Wu Purchase Arrangement have been effected on normal commercial terms, we consider that the basis for the Wu Sales Arrangement and the Wu Purchase Arrangement is fair and reasonable so far as the Company and the Shareholders are concerned.

*B. Newco Sales Arrangement and Newco Purchase Arrangement*

There has been on-going consumption of QDI Products amongst the subsidiaries or associates of the Company. Such QDI Products are manufactured or produced by the QDI Companies which primarily engaged in the Business and supplied to the Company and its other subsidiaries in support of the Company's business of manufacture and sale of computers and related accessories since 1997. On the other hand, the Company and its relevant subsidiaries have also been selling information technology products such as chipset for manufacture of motherboard to the QDI Companies since 1997.

Upon completion of the Disposal, Newco will be the holding company of the QDI Companies and Newco will be owned as to 50% by the Company and 50% by the Purchaser. By virtue of the Group's right to control the composition of the board of directors of Newco, Newco will be regarded as an indirect non-wholly owned subsidiary of the Company. The principal activity of Newco and its subsidiaries will be the manufacture and sale of QDI Products, whilst the QDI Products are manufactured or produced by the QDI Companies and supplied to the Company and its other subsidiaries in support of the Company's business of manufacture of computers. On the other hand, the Group has also been selling information technology products such as chipset to the QDI Companies. The executive Directors confirmed that the Group would continue to purchase such QDI Products and sell such information technology products from and to Newco or its subsidiaries following completion of the Disposal.

We have been advised by the executive Directors that the Group regards QDI Companies (and after completion of the Disposal, Newco) as the Group's OEM, mainly responsible for the manufacture of QDI Products which are required for the Group's manufacture of computer. Similar to the Wu Sales Arrangement, the sales to QDI Companies as well as the Newco Sales Arrangement were and will be effected on a cost basis. We have been advised by the executive Directors that it is a common practice of the Company to supply its OEMs with materials at cost because the Group is able to enjoy the benefits of bulk purchases due to its scale of business. Thus the Group supplies the QDI Companies (and after completion of the Disposal, Newco) and other independent OEM with relevant information technology products, such as chipsets and other components at cost for use in their manufacture of QDI Products, which will in turn be purchased by the Group. We have reviewed the purchase orders of the Group to its suppliers and the sales invoices of the Group to the QDI Companies and to other independent OEM of the Group and note that similar cost arrangements have also been effected with other independent OEM of the Group.

The executive Directors consider that it more beneficial for the Company to purchase raw materials required for the manufacture of modules and other information technology products and sell them onward to Newco at cost for its use in the production of QDI Products. This is because with the Group's bulk purchase benefits, and its ability to develop a cost effective production schedule through the supply of the raw materials to Newco, the Group could then be able to monitor and have a better control over the cost components of the QDI Products, which, in turn, could minimise the overall purchase price of the QDI Products payable by the Group under the Newco Purchase Arrangement. Based on the Group's reputation, size of bulk purchase, bargaining position, experience gained in dealings with the suppliers and the market knowledge of the pricing of the required materials, the executive Directors believe that savings could be achieved by supplying raw materials to Newco than having Newco to make purchase on its own.

We note from the information (principally purchase orders and invoices) provided by the management of the Company that similar sales at cost arrangement have also been effected with other independent OEM of the Group. Given the Group's scale of business and the bulk purchase benefits, we concur with the views of the executive Directors that the Newco Sales Arrangement to be effected on a cost basis would be more beneficial to the Company as the purchase price of the products payable by the Group underlying the Newco Purchase Arrangement could be lower.

For the purchase from QDI Companies and the Newco Purchase Arrangement, we note from the information (principally invoices, purchase contracts and price quotations) provided by the management of the Company relating to the Company's dealings with the QDI Companies as well as with other independent OEM that the purchases of the QDI Products have been effected on normal commercial terms that are comparable to or no less favourable than terms available to the Group as quoted by other independent third parties.

Having considered the above, particular that the terms of the Newco Sales Arrangement are in line with the normal commercial terms when dealings with other independent OEM of the Group and that the Newco Purchase Arrangement will be effected on normal commercial terms, we consider that the basis for the Newco Sales Arrangement and the Newco Purchase Arrangement is fair and reasonable so far as the Company and the Shareholders are concerned.

## Cap Amount for the Continuing Connected Transactions

As a condition for the waiver granted by the Stock Exchange, details of which are set out on pages 7 to 9 of the Circular, each type of the Continuing Connected Transactions will be subject to, among other things, the relevant annual cap for each financial year up to 31 March 2006. We summarise the proposed annual cap amount for each type of the Continuing Connected Transactions with their respective historical transaction value as follows:

| Type of Continuing Connected Transactions | Year ended 31/3/2001 *HK$ in million* | % of the Group's turnover | Year ended 31/3/2002 *HK$ in million* | % of the Group's turnover | Year ended 31/3/2003 *HK$ in million* | % of the Group's turnover | Cap Amount |
|---|---|---|---|---|---|---|---|
| Wu Purchase Arrangement | 793 | 2.9% | 893 | 4.3% | 892 | 4.4% | The Wu Purchase Cap Amount being: The higher of (i) HK$1,300 million or (ii) 5% of the Group's audited consolidated turnover of each corresponding financial year |
| Wu Sales Arrangement | 797 | 2.9% | 941 | 4.5% | 911 | 4.5% | The Wu Sales Cap Amount being: The higher of (i) HK$1,300 million or (ii) 5% of the Group's audited consolidated turnover of each corresponding financial year |
| Newco Purchase Arrangement | 825 | 3.0% | 685 | 3.3% | 610 | 3.0% | The Newco Purchase Cap Amount being: The higher of (i) HK$860 million or (ii) 4% of the Group's audited consolidated turnover of each corresponding financial year |
| Newco Sales Arrangement | 37 | 0.1% | 179 | 0.9% | 176 | 0.9% | The Newco Sales Cap Amount being: The higher of (i) HK$260 million or (ii) 1.5% of the Group's audited consolidated turnover of each corresponding financial year |

We note that the Directors have principally determined the Cap Amounts with reference to the historical amounts of the transactions as well as their percentage to the Group's turnover under the various sale and purchase arrangements between the Group, the Wu Associates and QDI Companies; and the estimated annual growth of the Group's business in coming years.

As noted above, the respective percentages of each of the Continuing Connected Transactions to the Group's turnover in that particular year was relatively steady. We note that the volume of the Wu Sales Arrangement and the Newco Sales Arrangement are principally dependent upon the volume of the Wu Purchase Arrangement and the Newco Purchase Arrangement, whilst the volume of these purchases are, in turn, principally dependent on the growth of the Group's business. Furthermore, we note that given the respective historical percentages of each of the Continuing Connected Transactions to the Group's turnover, the executive Directors have determined the Cap Amount with reference to the estimated turnover of the Group in coming years which, in turn, have been estimated based on the independent market consensus on the estimated annual growth of the Group's business as estimated by independent stock brokerage firms on the Company as well as the estimated annual growth in demand for computers and related products in the PRC. On these bases, we consider it reasonable for the executive Directors to have determined the respective Cap Amount based on and with reference to these factors, including the estimated annual growth pace of the Group's business in coming years.

In addition, the Continuing Connected Transactions shall be:

(a) entered into by the Group in the ordinary and usual course of its business;

(b) entered into either (i) on normal commercial terms; or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the Shareholders are concerned; and

(c) carried out in accordance with the terms of the respective agreements governing such transaction or (where there are no such agreements) on terms no less favourable than terms available to or from independent third parties.

Details of the transactions in each financial year as required under Rule 14.25(1) of the Listing Rules shall be disclosed in the Company's annual report together with a statement of opinion of the independent non-executive Directors and the auditors of the Company referred as above. Based on the above, we consider that the interests of the Shareholders will be properly safeguarded.

**RECOMMENDATION**

Having considered the principal factors and reasons referred to the above, we consider that the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and the terms thereof as well as the respective Cap Amounts are fair and reasonable so far as Company and the Shareholders are concerned.

Yours faithfully,
For and on behalf of
**DBS ASIA CAPITAL LIMITED**

| **Alex Lau** | **Flavia Hung** |
|---|---|
| *Managing Director* | *Director* |

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquires, that to the best of their knowledge, opinions expressed herein have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement contained herein misleading.

## DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained under Section 352 of the SFO were as follows:

### Long position in the shares of the Company

| | Interests in the shares/ underlying shares | *Note* | Capacity and number of shares/underlying shares held | | |
|---|---|---|---|---|---|
| | | | **Personal interests** | **Family interests** | **Aggregate interests** |
| Liu Chuanzhi | Shares | | 16,010,000 | 976,000 | 16,986,000 |
| | Share options | *1* | 5,250,000 | – | 5,250,000 |
| | | | | | 22,236,000 |
| Zeng Maochao | Shares | | 8,080,000 | 600,000 | 8,680,000 |
| | Share options | *1* | 1,600,000 | – | 1,600,000 |
| | | | | | 10,280,000 |
| Yang Yuanqing | Shares | | 10,200,000 | – | 10,200,000 |
| | Share options | *1* | 11,250,000 | – | 11,250,000 |
| | | | | | 21,450,000 |
| Ma Xuezheng | Shares | | 20,714,000 | 2,360,000 | 23,074,000 |
| | Share options | *1* | 6,120,000 | – | 6,120,000 |
| | | | | | 29,194,000 |

*Note:*

1. Particulars of interests in the share options of the Company are set out under the sub-section headed "Share options to subscribe for shares in the Company" below. Please refer to the Company's 2002/03 annual report for details of share option scheme.

**Share options to subscribe for shares in the Company**

| | Options held at the Latest Practicable Date | Exercise price per share *HK$* | Grant date | Exercise period |
|---|---|---|---|---|
| **Old Option Scheme** | | | | |
| Liu Chuanzhi | 2,250,000 | 2.876 | 31/8/2001 | 31/8/2001 to 30/8/2011 |
| Yang Yuanqing | 6,000,000 | 4.072 | 16/4/2001 | 16/4/2001 to 15/4/2011 |
| | 2,250,000 | 2.876 | 31/8/2001 | 31/8/2001 to 30/8/2011 |
| Ma Xuezheng | 2,920,000 | 4.072 | 16/4/2001 | 16/4/2001 to 15/4/2011 |
| | 1,600,000 | 2.876 | 31/8/2001 | 31/8/2001 to 30/8/2011 |
| **New Option Scheme** | | | | |
| Liu Chuanzhi | 3,000,000 | 2.245 | 26/4/2003 | 26/4/2003 to 25/4/2013 |
| Zeng Maochao | 1,600,000 | 2.245 | 26/4/2003 | 26/4/2003 to 25/4/2013 |
| Yang Yuanqing | 3,000,000 | 2.245 | 26/4/2003 | 26/4/2003 to 25/4/2013 |
| Ma Xuezheng | 1,600,000 | 2.245 | 26/4/2003 | 26/4/2003 to 25/4/2013 |

**Long position in the shares of Digital China Holdings Limited**

| | Capacity and number of shares held | | |
|---|---|---|---|
| | Personal interests | Family interests | Aggregate interests |
| Liu Chuanzhi | 1,496,000 | 97,600 | 1,593,600 |
| Zeng Maochao | 808,000 | 60,000 | 868,000 |
| Ma Xuezheng | 1,046,400 | – | 1,046,400 |

Save as disclosed above, as at the Latest Practicable Date, none of the directors, chief executive of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were recorded in the register maintained under Section 352 of the SFO.

Save as disclosed in this circular,

i. none of the Directors is materially interested in any contract or arrangement subsisting as at the date of this circular which is significant in relation to the business of the Group; and

ii. none of the Directors, nor DBS Asia has any direct or indirect interest in any assets which have, since 31 March 2003 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

## SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the interests or short positions of each person, other than the directors and chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained under Section 336 of the SFO were as follows:

| | | **Capacity and number of shares held** | | | |
|---|---|---|---|---|---|
| | **Long/short position** | **Beneficial owner** | **Corporate interests** | **Aggregate long/ short position** | **Percentage** *(note 4)* |
| Legend Holdings Limited *(note 1)* | Long position | 2,787,340,724 | 1,469,311,247 *(note 2)* | 4,256,651,971 | 56.9% |
| | Short position | 119,704,000 | – | 119,704,000 | 1.6% |
| Employees' Shareholding Society of Legend Holdings Limited *(note 3)* | Long position | – | 4,256,651,971 | 4,256,651,971 | 56.9% |
| | Short position | – | 119,704,000 | 119,704,000 | 1.6% |

*Notes:*

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.

2. The shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested, or has short positions, in any shares in which they are interested or have short positions.

4. The calculation of percentage figure is based on the aggregate long/short position as a percentage of the number of shares of the Company in issue as at the Latest Practicable Date. The percentage figure is cut off at 1 decimal place and without round up.

Save as disclosed above, as at the Latest Practicable Date, no other interests or short positions in the shares or underlying shares of the Company were recorded in the register maintained under Section 336 of the SFO.

## EXPERT

| Name | Qualifications |
|---|---|
| DBS Asia | a deemed licensed corporation under the SFO permitted to engage in types 1, 4, 6 and 9 of the regulated activities as defined in the SFO |

DBS Asia has given and has not withdrawn its respective consents to the issue of this circular with the inclusion of its report and/or letter and/or references to its name in the form and context in which they respectively appear.

DBS Asia does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

## MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 March 2003, the date to which the latest published audited accounts of the Group were made up.

## SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contracts with any member of the Group (excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation)).

## DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on weekdays (excluding Saturday and public holidays) at the registered office of the Company at 23/F., Lincoln House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong from 11 December 2003 to 6 January 2004.

- the letter from the Independent Board Committee; and
- the letter from DBS Asia.

**此乃要件　請即處理**

**閣下對本通函之任何內容或應採取之行動如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下所有聯想集團有限公司之股份，應立即將本通函送交買主或承讓人，或經手買賣之銀行、股票經紀或其他證券代理商，以便轉交買主或承讓人。



**lenovo联想**

# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

# 持續關連交易

**獨立董事委員會之獨立財務顧問**



星展亞洲融資有限公司

二零零三年十二月八日

# 目　錄

頁次

# 釋 義

*在本通函內，除文義另有所指外，下列詞彙具有下列涵義：*

| | | |
|---|---|---|
| 「聯繫人」 | 指 | 上市規則所定義者 |
| 「董事會」 | 指 | 董事會 |
| 「業務」 | 指 | 製造及銷售電腦主機板及相關配件，其主要業務地點為中國及歐洲 |
| 「替代證書」 | 指 | 替代召開本公司股東大會批准持續關連交易之證明書，由持有附權利出席股東大會並於會上投票之本公司股份面值超過50%實益權益之一名(或多名)股東簽署 |
| 「本公司」 | 指 | 聯想集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市 |
| 「持續關連交易」 | 指 | 胡先生採購安排、胡先生銷售安排、新公司採購安排及新公司銷售安排 |
| 「星展亞洲」 | 指 | 星展亞洲融資有限公司，根據證券及期貨條例被視為獲准從事證券及期貨條例界定之第1、4、6及9類受規管活動之持牌法團，亦為獨立董事委員會之獨立財務顧問 |
| 「董事」 | 指 | 本公司董事 |
| 「出售」 | 指 | 擬出售新公司50%股權 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「港元」 | 指 | 港元 |
| 「獨立董事委員會」 | 指 | 本公司之獨立董事委員會，成員包括黃偉明先生、吳家瑋教授及丁利生先生 |

| | | |
|---|---|---|
| 「最後實際可行日期」 | 指 | 二零零三年十二月八日，即本通函付印前為確定其中所載若干資料之最後實際可行日期 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「胡先生」 | 指 | 胡道鑫先生，新公司候任董事 |
| 「新公司」 | 指 | QDI Holdings Limited，於二零零三年八月二十五日在英屬維爾京群島註冊成立之有限公司，原為UL之全資附屬公司，於完成出售後將成為UL擁有50%權益之附屬公司 |
| 「中國」 | 指 | 中華人民共和國 |
| 「交割前重組」 | 指 | 本公司於出售完成前將進行之企業重組，將業務及QDI公司轉讓予新公司 |
| 「買方」 | 指 | Swift Glory Limited，於英屬維爾京群島註冊成立之有限公司，亦為記憶科技之全資附屬公司 |
| 「QDI公司」 | 指 | 經營業務之公司，將根據交割前重組轉讓予新公司。該等公司為惠陽聯想電腦有限公司、Legend-QDI Spain, S.L.、QDI Computer (UK) Ltd.、QDI Computer Handels GmbH、QDI Europe B.V.及QDI System Handel GmbH |
| 「QDI產品」 | 指 | 用作製造電腦及其他資訊科技產品之主機板及相關配件 |
| 「記憶科技」 | 指 | 記憶科技有限公司，於香港註冊成立之有限公司，由胡先生及劉敬輝先生分別擁有90%及10%權益 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例 |

| | | |
|---|---|---|
| 「股東」 | 指 | 本公司股份持有人 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「UL」 | 指 | Ultimate Legend Limited，於英屬維爾京群島註冊成立之有限公司，亦為本公司之全資附屬公司 |
| 「豁免申請」 | 指 | 本公司申請豁免嚴格遵守上市規則第14章有關持續關連交易之規定 |
| 「胡先生聯繫人」 | 指 | 買方、胡先生、記憶科技及彼等各自之聯繫人 |



# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

*執行董事：*
柳傳志先生 *(主席)*
楊元慶先生 *(副主席兼總裁)*
馬雪征女士

*非執行董事：*
曾茂朝先生

*獨立非執行董事：*
黃偉明先生
吳家瑋教授
丁利生先生

*註冊辦事處：*
香港
鰂魚涌
英皇道979號
太古坊
林肯大廈
23樓

敬啟者：

## 持續關連交易

### 緒言

於二零零三年十一月二十八日，董事會宣佈本公司全資附屬公司UL與(其中包括)買方就出售訂立日期為二零零三年十一月一日之協議。根據上市規則，當完成出售時，若干人士將成為關連人士，而與該等人士進行之若干交易則成為關連交易，並須遵守上市規則第14章之披露及／或股東批准的規定。

董事預期上述交易將每年持續進行。本公司已向聯交所申請在符合本通函所載條款之規限，豁免就持續關連交易嚴格遵守上市規則第14章之規定。

本公司亦已向聯交所申請豁免召開有關批准豁免持續關連交易之股東大會，惟須提交替代證書。本公司已於二零零三年十一月二十七日取得聯想控股有限公司

及其全資附屬公司南明有限公司(於最後實際可行日期共同持有本公司已發行股本約57%)發出之替代證書，批准持續關連交易及豁免申請。

星展亞洲已獲委任為獨立財務顧問，就持續關連交易向獨立董事委員會提供意見。

本通函旨在向 閣下提供(其中包括)有關持續關連交易、豁免申請及星展亞洲致獨立董事委員會有關持續關連交易之意見函件。

## 背景資料

本公司全資附屬公司UL於二零零三年十一月一日有條件同意向買方出售業務之50%權益。出售代價將參照於二零零三年十月三十一日之備考綜合資產值另加人民幣12,500,000元釐定，惟本公司須於完成出售前達成交割前重組。根據交割前重組，業務及QDI公司將轉讓予新公司。於上述業務轉讓後，本公司將向買方出售新公司已發行股本50%，而新公司將由UL及買方合營，雙方各自擁有50%權益。由於UL擁有新公司董事會成員組合之控制權，故此於出售後，新公司將被視為本公司之間接非全資附屬公司。新公司及其附屬公司之主要業務為製造及銷售QDI產品。UL及買方將按比例承擔新公司就業務轉讓及收購QDI公司資產與股權的營運資金需求。

本公司進行出售基於下列兩項理由。第一，貫徹本集團之策略，即專注發展電腦製造、手機製造及提供資訊科技服務之核心業務。第二，管理層認為引入擁有豐富電子組件製造經驗之策略夥伴以參與QDI業務50%權益，對業務發展有利。

買方是一家在英屬維爾京群島註冊成立之公司，由記憶科技全資擁有。記憶科技之90%及10%權益分別由胡先生及劉敬輝先生擁有，記憶科技、胡先生及劉敬輝先生均為獨立人士，與本公司及其附屬公司之任何董事、最高行政人員、主要股東，或彼等各自之聯繫人(定義見上市規則)並無關連。記憶科技是一家在中國製造記憶體模組及通用串列匯流排產品(「USB」)作為電腦及相關配件之製造的開發商及製造商。

完成出售之其中一項條件為獲聯交所豁免嚴格遵守上市規則第14章有關持續關連交易之規定。

根據上市規則第14章，出售並不構成一項須予公佈交易或關連交易。

## 關連人士／關連交易

根據上市規則，當完成出售時，新公司、買方、胡先生及記憶科技將被視為本公司之關連人士。

因此，根據上市規則第14章，於完成出售後，本集團成員公司與任何該等關連人士或彼等各自之聯繫人擬進行之任何交易將構成關連交易。持續關連交易詳情載於下文。

### 向胡先生聯繫人銷售及採購

本集團成員公司自一九九七年起一直向胡先生聯繫人採購用作製造及銷售電腦及相關配件之記憶體模組、USB及讀卡機等資訊科技產品，並銷售用作製造記憶模組及其他產品之集成電路及其他零件等資訊科技產品。

截至二零零三年三月三十一日止三個財政年度，本集團向胡先生聯繫人採購總值分別約7.93億港元、8.93億港元及8.92億港元之資訊科技產品，佔有關期間本集團總營業額約2.9%、4.3%及4.4%。同期，本集團亦向胡先生聯繫人銷售總值分別約7.97億港元、9.41億港元及9.11億港元之資訊科技產品，佔有關期間本集團總營業額約2.9%、4.5%及4.5%。

由於本集團與胡先生聯繫人所提供之產品互相配合彼此之業務或產品需求，故此本集團擬於完成出售後繼續向胡先生聯繫人採購及銷售該等資訊科技產品（有關採購安排及銷售安排分別稱為「**胡先生採購安排**」及「**胡先生銷售安排**」）。

董事現時估計，截至二零零六年三月三十一日止三個財政年度內每年，胡先生採購安排之金額每年將不會超過11億港元、12億港元及13億港元，而胡先生銷售安排之金額將不會超過11億港元、12億港元及13億港元。

**向新公司銷售及採購**

本公司之附屬公司或聯繫人一直持續使用QDI產品。QDI公司主要經營業務為製造或生產QDI產品，自一九九七年起供應QDI產品予本公司及其他附屬公司，以支持本公司製造及銷售電腦及相關配件業務。另一方面，本公司及其有關附屬公司自一九九七年起亦一直向QDI公司銷售用作製造主機板之晶片等資訊科技產品。

截至二零零三年三月三十一日止三個年度，向QDI公司採購QDI產品之總值分別約為8.25億港元、6.85億港元及6.1億港元，佔有關期間本集團總營業額約3.0%、3.3%及3.0%。同期，向QDI公司銷售資訊科技產品之總值分別約為0.37億港元、1.79億港元及1.76億港元，佔有關期間本集團總營業額約0.1%、0.9%及0.9%。

預期於出售後，本集團仍會繼續按與當時市場價格及慣例相若之條款，向新公司或其附屬公司採購QDI產品及銷售資訊科技產品(有關採購安排及銷售安排分別稱為「**新公司採購安排**」及「**新公司銷售安排**」)。

根據過往之消耗量及日後需求預測，董事現時估計，截至二零零六年三月三十一日止三個財政年度內每年，擬進行的新公司採購安排每年金額將不會超過6.8億港元、7.7億港元及8.6億港元，而擬進行的新公司銷售安排每年金額將不會超過2.1億港元、2.3億港元及2.6億港元。

**申請持續關連交易豁免**

由於持續關連交易將在本集團一般日常業務中進行，故此董事認為本公司於每次發生持續關連交易時均嚴格遵守上市規則之披露或股東批准規定(如有需要)並不可行。本公司已向聯交所申請在符合下列條件下就各持續關連交易豁免嚴格遵守上市規則第14.26條之披露規定：

1. 持續關連交易將：

   (i) 於本集團一般及日常業務中進行；

(ii) 按(a)一般商業條款(參考相似實體進行之相似交易)，或(b)對本公司股東屬公平合理之條款進行(如無可資比較之交易)；及

(iii) 根據(a)有關交易之協議條款，或(b)不遜於獨立第三者獲得或提供之條款進行(如無上述協議)；

2. 於本公司截至二零零六年三月三十一日止三個財政年度內每年胡先生採購安排總值不會超過該財政年度本集團經審核綜合營業額之5%或13億港元(以較高者為準)(「**胡先生採購額上限**」)；

3. 於本公司截至二零零六年三月三十一日止三個財政年度內每年胡先生銷售安排總值不會超過該財政年度本集團經審核綜合營業額之5%或13億港元(以較高者為準)(「**胡先生銷售額上限**」)；

4. 於本公司截至二零零六年三月三十一日止三個財政年度內每年之新公司採購安排總值不會超過該財政年度本集團經審核綜合營業額之4%或8.6億港元(以較高者為準)(「**新公司採購額上限**」)；

5. 於本公司截至二零零六年三月三十一日止三個財政年度內每年之新公司銷售安排總值不會超過該財政年度本集團經審核綜合營業額之1.5%或2.6億港元(以較高者為準)(「**新公司銷售額上限**」)；

6. 本公司獨立非執行董事將每年審閱持續關連交易，並於本公司下一份年報內確認該等交易乃按上文1、2、3、4及5分段所述之方式進行；

7. 本公司核數師將每年審閱持續關連交易，並於致董事之函件(「函件」)內列明：

(i) 持續關連交易是否已獲本公司董事會批准；

(ii) 持續關連交易是否根據有關交易之協議條款，或(如無上述協議)不遜於獨立第三者獲得或提供之條款進行；及

(iii) 是否超逾胡先生採購額上限、胡先生銷售額上限、新公司採購額上限及新公司銷售額上限；

倘核數師基於任何理由拒絕接納上述委任或未能發出函件，則董事須立即知會聯交所；及

8. 倘於本公司任何有關財政年度之有關持續關連交易總值超逾上文2、3、4及5分段所述之有關上限，則本公司必須遵守上市規則之有關規定。

## 替代證書

根據上市規則第14章，聯交所通常將規定(其中包括)進行持續關連交易須於股東大會上獲本公司獨立股東批准。

本公司控權股東為聯想控股有限公司及其全資附屬公司南明有限公司，合共持有本公司已發行股本約57%。根據二零零三年十一月二十七日之股東名冊及胡先生作出之聲明，董事確認，買方、記憶科技、胡先生及彼等各自之聯繫人並無持有本公司股權。由於並無股東須在股東大會就批准持續關連交易放棄投票權，因此本公司已向聯交所申請豁免本公司舉行股東大會，改由控權股東發出批准之書面證明。

控權股東聯想控股有限公司及其全資附屬公司南明有限公司已發出替代證書，批准持續關連交易及豁免申請。

## 推薦意見

董事確認，持續關連交易乃在按本集團一般及日常業務中進行，並認為對本公司股東屬公平合理之一般商業條款按公平基準進行。

本通函第11頁載有獨立董事委員會函件，而星展亞洲致獨立董事委員會有關持續關連交易之意見函件全文，則載於本通函第12至19頁，敬希垂注。

## 其他資料

敬請注意本通函附錄所載其他資料。

此致

*列位股東* 台照

代表董事會
**聯想集團有限公司**
*主席*
**柳傳志**
謹啟

二零零三年十二月八日

lenovo联想

# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

敬啟者：

## 持續關連交易

吾等茲提述本公司日期為二零零三年十二月八日之通函(「通函」，本函件屬於通函的一部份)第4至10頁所載董事會函件。吾等已委任為獨立董事委員會，就有關持續關連交易對股東是否公平合理向股東提供意見。除文義另有所指外，通函內界定之詞彙與本函件所用者具相同涵義。

通函第12至19頁載有星展亞洲函件，而通函第4至10頁則載有董事會函件，敬希垂注。經考慮(其中包括)星展亞洲在其函件內所述之考慮因素、理由以及其意見後，吾等認為持續關連交易就股東而言乃公平合理。

此致

*列位股東* 台照

獨立董事委員會

黃偉明　　吳家瑋　　丁利生

謹啟

二零零三年十二月八日



星展亞洲融資有限公司

香港
德輔道中68號
萬宜大廈
16樓

敬啟者：

## 持續關連交易

吾等茲提述吾等獲委任就持續關連交易出任獨立董事委員會之獨立財務顧問，有關持續關連交易詳情載於日期為二零零三年十二月八日之致股東通函(「通函」)，本函件屬於通函的一部分。除文義另有所指外，本函件所用詞彙與通函所定義者具相同涵義。

於作出吾等之意見時，吾等依賴通函所載或提述之資料及事實。吾等亦假設通函所載或所提述之資料及陳述於作出時直至本通函刊發日期乃真實準確。吾等並無理由懷疑董事提供予吾等之資料及陳述之真實性、準確性及完整性。吾等亦已獲董事告知，並相信通函並無遺漏重大事實。

吾等認為吾等已審閱足夠資料以作出知情觀點、作為通函所載資料之準確性的憑證，以及為吾等之意見提供合理基準。然而吾等並無獨立核實資料，亦無就貴公司或各附屬公司或聯繫人或任何胡先生聯繫人之業務及事務或前景進行任何形式之深入調查。

## 所考慮之主要因素

吾等就持續關連交易作出意見時，已考慮以下主要原因及因素：

### 背景及理據

貴集團主要從事在中國提供先進資訊科技產品及服務。吾等明白於進行交割前重組前， 貴集團一直向QDI公司及胡先生聯繫人銷售製造資訊科技產品所需原料及向QDI公司及胡先生聯繫人採購資訊科技產品。 貴集團視胡先生聯繫人及新公司為 貴集團之原設備製造商(「原設備製造商」)，負責為 貴集團生產不同資訊科技產品，以供 貴集團裝配及製造電腦及其他先進資訊科技產品。因此所有持續關連交易屬於 貴集團一般及日常業務過程進行之交易。鑒於胡先生聯繫人及新公司將於出售完成後成為 貴集團之關連人士，因此 貴集團與新公司及胡先生聯繫人士進行之胡先生銷售安排、胡先生採購安排及新公司銷售安排及新公司採購安排將成為 貴集團之關連交易。

鑒於上文所述及基於持續關連交易均與 貴集團主要業務及營運有關及訂約方已在交割前重組前進行有關交易，吾等同意董事之觀點，即延續持續關連交易可便利 貴集團之持續業務運作，以及將對 貴集團之現有業務及營運所造成之干擾減至最少，而申請豁免申請可將 貴公司因每次進行持續關連交易而須履行上市規則之規定所造成之實際困難減至最少。有見及此，吾等認為繼續進行持續關連交易符合 貴公司及股東之整體利益。

### 釐定基準

以下概述釐定各類持續關連交易之基準及吾等之意見：

*A.　胡先生銷售安排及胡先生採購安排*

貴集團自一九九七年以來進行胡先生銷售安排及胡先生採購安排。吾等獲執行董事告知， 貴集團視胡先生聯繫人為 貴集團之原設備製造商，主要製造例如記憶體模組、USB及讀卡機等資訊科技產品。根據 貴集團與其他獨立原設備製造商之交易慣例，胡先生銷售安排將繼續按成本基準進行。吾

等獲執行董事告知，按成本向原設備製造商供應材料乃　貴公司之一般慣例，原因是　貴集團可從其業務規模而享有大批採購之優惠。　貴公司按成本向胡先生聯繫人及其他獨立原設備製造商供應相關資訊科技產品，例如集成電路及其他組件，以供彼等生產記憶體模組、USB及其他資訊科技產品，　貴集團繼而購入該等產品。吾等已審閱　貴集團向其供應商發出之採購單，及貴集團向胡先生聯繫人及　貴集團其他獨立原設備製造商發出之銷售發票，並注意到　貴集團與其他獨立原設備製造商亦有類似成本安排。

執行董事認為採購製造記憶體模組及其他資訊科技產品所需原料，再按成本出售予胡先生聯繫人生產記憶體模組及其他資訊科技產品更為有利，原因是年內製造記憶體模組所需原料(主要為集成電路)波動，執行董事認為憑藉　貴公司之大批採購優惠及其透過向胡先生聯繫人提供原料以開發具成本效益之生產時間表，　貴集團因此可以監察及更有效控制胡先生聯繫人所生產之產品之成本組合，繼而可以將　貴集團根據胡先生採購安排而應付產品之整體採購價減至最低。以　貴集團之商譽、採購量、議價能力、與供應商交易之經驗及對所需材料之定價之市場認識，執行董事相信向胡先生聯繫人供應原料較由胡先生聯繫人自行採購原料可節省更多。

吾等從　貴公司管理層提供之資料(主要為採購單及發票)注意到　貴集團與其他獨立原設備製造商亦有類似按成本銷售安排。鑒於　貴集團之業務規模及享有大批採購之優惠，吾等同意執行董事按成本基準進行胡先生銷售安排之觀點對　貴公司更為有利，因　貴集團根據胡先生採購安排而應付之產品採購價可以較低。

就胡先生採購安排，根據　貴公司管理層提供有關與胡先生聯繫人及其他獨立原設備製造商進行交易之資料(主要為發票、採購合約及報價單)，吾等注意到產品乃按一般商業條款以類似或不遜於其他獨立第三方提供予　貴集團之條款採購。

經考慮上文所述，尤其胡先生銷售安排之條款與其他獨立原設備製造商交易之一般商業條款一致，而胡先生採購安排乃按一般商業條款進行，吾等認為胡先生銷售安排及胡先生採購安排對 貴公司及股東而言屬公平合理。

*B. 新公司銷售安排及新公司採購安排*

貴公司附屬公司或聯繫人一直沿用QDI產品，該等QDI產品乃由QDI公司製造或生產，QDI公司主要從事業務及向 貴公司及其他附屬公司供應該等產品以支持 貴公司自一九九七年以來製造及銷售電腦及相關配件之業務。另一方面， 貴公司及其相關附屬公司自一九九七年以來一直向QDI公司銷售用作製造主機板之晶片等資訊科技產品。

完成出售事項後，新公司將為QDI公司之控股公司，而新公司將由 貴公司及買方各擁有50%股權。鑒於 貴集團擁有新公司董事會組成之控制權，新公司將被視為 貴公司之間接非全資附屬公司。新公司及其附屬公司之主要業務將為製造及銷售QDI產品，而QDI產品由QDI公司製造或生產並供應予 貴公司及其他附屬公司，以支持 貴公司製造電腦業務。另一方面， 貴集團亦一直向QDI公司銷售晶片等資訊科技產品。執行董事確認 貴集團會於出售完成後繼續向新公司或其附屬公司採購該等QDI產品及向新公司或其附屬公司出售該等資訊科技產品。

吾等獲執行董事告知， 貴集團視QDI公司(及出售完成後，新公司)為貴集團之原設備製造商，主要負責製造 貴集團製造電腦所需之QDI產品。與胡先生銷售安排類似，向QDI公司銷售及新公司銷售安排將按成本基準進行。吾等獲執行董事告知，按成本向原設備製造商供應原料乃 貴公司之一般慣例，原因是 貴集團可從其業務規模而享有大批採購之優惠，因此 貴集團向QDI公司(及出售完成後，新公司)及其他獨立原設備製造商按成本供應晶片及其他零件等相關資訊科技產品，以供彼等製造QDI產品之用， 貴集團繼而購入該等產品。吾等已審閱 貴集團向其供應商發出之採購單，及 貴集團向QDI公司及向其他獨立原設備製造商發出之銷售發票，並注意到 貴集團與其他獨立原設備製造商亦有類似成本安排。

執行董事認為採購製造模組及其他資訊科技產品所需原料，再按成本出售予新公司生產QDI產品對 貴公司更為有利。原因為憑藉 貴集團之大批採購優惠及其透過向新公司提供原料以開發具成本效益之生產時間表，貴集團因此可以監察及更有效控制QDI產品之成本組合，繼而可以將 貴集團根據新公司採購安排而應付QDI產品之整體採購價減至最低。以 貴集團之商譽、採購量、議價能力、與供應商交易之經驗及對所需材料之定價之市場認識，執行董事相信向新公司供應原料較由新公司自行採購原料可節省更多。

吾等從 貴公司管理層提供之資料（主要為採購單及發票）注意到 貴集團與其他獨立原設備製造商亦有類似按成本銷售安排。鑒於 貴集團之規模業務及享有大批採購之優惠，吾等同意執行董事之觀點，即按成本基準進行新公司銷售安排對 貴公司更為有利，因 貴集團根據新公司採購安排而應付之產品採購價可以較低。

至於向QDI公司採購及新公司採購安排，根據 貴公司管理層提供有關貴公司與QDI公司及其他獨立原設備製造商進行交易之資料（主要為發票、採購合約及報價單），吾等注意到QDI產品乃按一般商業條款以類似或不遜於其他獨立第三方提供予 貴集團之條款採購。

經考慮上文所述，尤其新公司銷售安排之條款與本集團其他獨立原設備製造商進行交易之一般商業條款一致，而新公司採購安排將按一般商業條款進行，吾等認為新公司銷售安排及新公司採購安排對 貴公司及股東而言屬公平合理。

## 持續關連交易之上限金額

作為聯交所授出豁免之條件(詳情載於通函第7至9頁)，各類持續關連交易須受(其中包括)截至二零零六年三月三十一日止各財政年度之相關每年上限金額所規限。吾等將各類持續關連交易之建議每年上限金額與其各自之過往交易額概述如下：

| 持續關連交易類別 | 截至二零零一年三月三十一日止年度 百萬港元 | 佔貴集團營業額百分比 | 截至二零零二年三月三十一日止年度 百萬港元 | 佔貴集團營業額百分比 | 截至二零零三年三月三十一日止年度 百萬港元 | 佔貴集團營業額百分比 | 上限金額 |
|---|---|---|---|---|---|---|---|
| 胡先生採購安排 | 793 | 2.9% | 893 | 4.3% | 892 | 4.4% | 胡先生採購額上限：(i)13億港元或(ii) 貴集團於各相應財政年度之經審核綜合營業額之5%兩者之較高者 |
| 胡先生銷售安排 | 797 | 2.9% | 941 | 4.5% | 911 | 4.5% | 胡先生銷售額上限：(i)13億港元或(ii) 貴集團於各相應財政年度之經審核綜合營業額之5%兩者之較高者 |
| 新公司採購安排 | 825 | 3.0% | 685 | 3.3% | 610 | 3.0% | 新公司採購額上限：(i)8.6億港元或(ii) 貴集團於各相應財政年度之經審核綜合營業額之4%兩者之較高者 |
| 新公司銷售安排 | 37 | 0.1% | 179 | 0.9% | 176 | 0.9% | 新公司銷售額上限：(i)2.6億港元或(ii) 貴集團於各相應財政年度之經審核綜合營業額之1.5%兩者之較高者 |

吾等注意到董事主要參考交易之過往金額以及該等交易(根據 貴集團、胡先生聯繫人及QDI公司進行之多項買賣安排)佔 貴集團之營業額百分比，以及 貴集團於未來之估計年度增長釐定。

正如上文所見，各持續關連交易佔 貴集團於某一年度之營業額之百分比相對地穩定。吾等注意到胡先生銷售安排及新公司銷售安排主要視乎胡先生採購安排及新公司採購安排之數量，而該等採購之數量主要視乎 貴集團之業務增長。此外，吾等注意到鑒於各持續關連交易佔 貴集團營業額之過往百分比，執行董事乃經參考 貴集團於未來之估計營業額後釐定上限金額，而估計營業額乃根據獨立市場預期 貴集團每年業務增長之估計(從獨立證券公司對 貴公司之預測所見)及預期中國市場對電腦及相關產品之需求之年增長作出估計。按該等基準，吾等認為執行董事按該等因素(包括估計 貴集團於未來之每年業務增長步伐)釐定各上限金額屬合理。

此外，持續關連交易須：

(a) 由 貴集團於一般及日常業務過程中訂立；

(b) 按(i)一般商業條款；或(ii)(如無可比較對象)按對股東而言公平合理之條款；及

(c) 根據監管有關交易之各項協議之條款或(倘無該等協議)按不遜於提供予獨立第三方或由獨立第三方提供之條款。

於各財政年度須按上市規則第14.25(1)條之規定須於 貴公司之年報披露交易之詳情，連同上文所述 貴公司獨立非執行董事及核數師之意見。基於以上所述，吾等認為股東之權利將受到適當保障。

## 推薦意見

經考慮上述主要原因及因素後，吾等認為持續關連交易符合　貴公司及股東整體之利益，而其條款及各上限金額就　貴公司及股東而言屬公司合理。

此致

*聯想集團有限公司*
*獨立董事委員會*　台照

代表
**星展亞洲融資有限公司**
*董事總經理*　　*董事*
**劉志華**　　**洪琬貽**
謹啟

二零零三年十二月八日

## 責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函內表達之意見乃經審慎周詳考慮後作出，且本通函無遺漏任何其他事實，致令其所載任何內容產生誤導。

## 董事權益披露

於最後實際可行日期，根據證券及期貨條例第352條備存之登記冊所記錄，本公司董事及最高行政人員於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有之權益及淡倉如下：

### 於本公司股份中之好倉

| | 於股份／相關股份之權益 | 附註 | 權益身份及持有股份／相關股份數目 | | |
|---|---|---|---|---|---|
| | | | 個人權益 | 家族權益 | 總權益 |
| 柳傳志 | 股份 | *1* | 16,010,000 | 976,000 | 16,986,000 |
| | 購股權 | | 5,250,000 | – | 5,250,000 |
| | | | | | 22,236,000 |
| 曾茂朝 | 股份 | *1* | 8,080,000 | 600,000 | 8,680,000 |
| | 購股權 | | 1,600,000 | – | 1,600,000 |
| | | | | | 10,280,000 |
| 楊元慶 | 股份 | *1* | 10,200,000 | – | 10,200,000 |
| | 購股權 | | 11,250,000 | – | 11,250,000 |
| | | | | | 21,450,000 |
| 馬雪征 | 股份 | *1* | 20,714,000 | 2,360,000 | 23,074,000 |
| | 購股權 | | 6,120,000 | – | 6,120,000 |
| | | | | | 29,194,000 |

*附註：*

1. 於本公司購股權之權益詳情載於「認購本公司股份之購股權」一節。有關購股權計劃之詳情請參閱本公司二零零二／零三年報。

認購本公司股份之購股權

| | 於最後實際可行日期持有之購股權 | 每股行使價 | 授出日期 | 行使期間 |
|---|---|---|---|---|
| | | *港元* | | |
| **舊購股權計劃** | | | | |
| 柳傳志 | 2,250,000 | 2.876 | 31/8/2001 | 31/8/2001至30/8/2011 |
| 楊元慶 | 6,000,000 | 4.072 | 16/4/2001 | 16/4/2001至15/4/2011 |
| | 2,250,000 | 2.876 | 31/8/2001 | 31/8/2001至30/8/2011 |
| 馬雪征 | 2,920,000 | 4.072 | 16/4/2001 | 16/4/2001至15/4/2011 |
| | 1,600,000 | 2.876 | 31/8/2001 | 31/8/2001至30/8/2011 |
| **新購股權計劃** | | | | |
| 柳傳志 | 3,000,000 | 2.245 | 26/4/2003 | 26/4/2003至25/4/2013 |
| 曾茂朝 | 1,600,000 | 2.245 | 26/4/2003 | 26/4/2003至25/4/2013 |
| 楊元慶 | 3,000,000 | 2.245 | 26/4/2003 | 26/4/2003至25/4/2013 |
| 馬雪征 | 1,600,000 | 2.245 | 26/4/2003 | 26/4/2003至25/4/2013 |

於神州數碼控股有限公司股份中之好倉

| | 權益身份及持有股份數目 | | |
|---|---|---|---|
| | 個人權益 | 家族權益 | 總權益 |
| 柳傳志 | 1,496,000 | 97,600 | 1,593,600 |
| 曾茂朝 | 808,000 | 60,000 | 868,000 |
| 馬雪征 | 1,046,400 | — | 1,046,400 |

除上文披露者外，於最後實際可行日期，根據證券及期貨條例第352條備存之登記冊所記錄，各董事、最高行政人員或彼等各自之聯繫人，概無於本公司或其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債權證中擁有任何權益或淡倉。

除本通函披露者外，

i. 各董事概無於與本集團業務關係重大之任何合約或安排中擁有重大權益；及

ii. 自二零零三年三月三十一日(本公司最近期公佈之經審核賬目編製完成日期)以來，各董事或星展亞洲概無於本集團任何成員公司所買賣或租賃或擬買賣或租賃之任何資產中擁有任何直接或間接權益。

## 主要股東

於最後實際可行日期，根據證券及期貨條例第336條備存之登記冊所記錄，除本公司董事及最高行政人員外，下列人士於本公司股份及相關股份中擁有權益或淡倉如下：

| | | 權益身份及持有股份數目 | | | |
|---|---|---|---|---|---|
| | 好／淡倉 | 實益擁有人 | 公司權益 | 好／淡倉總數 | 百份比 *(附註4)* |
| 聯想控股有限公司 *(附註1)* | 好倉 | 2,787,340,724 | 1,469,311,247 *(附註2)* | 4,256,651,971 | 56.9% |
| | 淡倉 | 119,704,000 | — | 119,704,000 | 1.6% |
| 聯想控股有限公司職工持股會 *(附註3)* | 好倉 | — | 4,256,651,971 | 4,256,651,971 | 56.9% |
| | 淡倉 | — | 119,704,000 | 119,704,000 | 1.6% |

*附註：*

1. 英文公司名稱「Legend Holdings Limited」乃其中文公司名稱之直譯。

2. 該等股份由聯想控股有限公司直接全資附屬公司南明有限公司實益擁有。

3. 聯想控股有限公司職工持股會乃聯想控股有限公司之股權持有人，而聯想控股有限公司則全資擁有南明有限公司。因此，聯想控股有限公司職工持股會被視於聯想控股有限公司及南明有限公司所擁有權益或淡倉之任何股份中有權益或淡倉。

4. 百份比數字乃根據好／淡倉總數佔於最後實際可行日期本公司已發行股份數目之百份比計算，並計至小數點後一個小數位而無四捨五入。

除上文披露者外，於最後實際可行日期，根據證券及期貨條例第336條備存之登記冊所記錄，概無其他人士於本公司股份或相關股份中擁有權益或淡倉。

## 專業人士

| 名稱 | 資格 |
|---|---|
| 星展亞洲 | 根據證券及期貨條例被視為獲准從事第1、4、6及9類受規管活動(定義見證券及期貨條例)之持牌法團 |

星展亞洲已就本通函之刊發分別發出同意書，同意按本通函所載形式及內容收錄其報告及／或函件及／或引述其名稱，且迄今並無撤回同意書。

星展亞洲並無擁有本集團任何成員公司之任何股權，亦無權利(不論可否依法強制執行)認購或提名他人認購本集團任何成員公司之股份。

## 重大逆轉

董事並不知悉自二零零三年三月三十一日(本集團最近期公佈之經審核賬目編製完成日期)以來，本集團之財務或營運狀況有任何重大逆轉。

## 服務合約

於最後實際可行日期，各董事概無與本集團任何成員公司訂立任何服務合約(於一年內屆滿或可於一年內由本集團終止而毋須補償(法定賠償除外)之合約除外)。

## 備查文件

下列文件副本將於二零零三年十二月十一日至二零零四年一月六日期間(星期六及公眾假期除外)之一般辦公時間內，在本公司之註冊辦事處香港鰂魚涌英皇道979號太古坊林肯大廈23樓可供查閱。

- 獨立董事委員會函件；及
- 星展亞洲函件。

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

**lenovo 联想**

# Legend Group Limited 聯想集團有限公司

*(Incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT
## CONNECTED TRANSACTIONS

UL, a wholly-owned subsidiary of the Company, entered into agreement with, amongst others, the Purchaser in relation to the Disposal. The Disposal, once completed, will result in certain persons being connected persons and certain transactions with such persons being connected transactions within the meanings of the Listing Rules and will then be subject to the disclosure and/or shareholders' approval requirements under Chapter 14 of the Listing Rules.

The Directors expect that such transactions will continue on a continuing basis from year to year. The Company has applied to the Stock Exchange for waivers from strict compliance with the requirements under Chapter 14 of the Listing Rules in relation to certain connected transactions on and subject to terms and conditions as set out in this announcement. The Company has also applied to the Stock Exchange to waive the requirement on convening a general meeting of the Company to approve the waiver for the Continuing Connected Transactions upon presentation of a written certificate of approval issued by the controlling shareholders of the Company.

A circular disclosing full particulars of the Continuing Connected Transactions and an opinion of the independent financial adviser relating to the Continuing Connected Transactions and the waiver application to apply for the dispensation with the requirement to hold a shareholders' meeting will be dispatched to the shareholders of the Company as soon as practicable.

### BACKGROUND

UL, a wholly-owned subsidiary of the Company, has conditionally agreed on 1st November, 2003 to dispose of 50% of its interest in the Business to the Purchaser at a consideration to be determined with reference to its proforma consolidated assets value as at 31st October, 2003 plus a premium of RMB12.5 million, subject to Pre-Completion Reorganization to be undertaken by the Company prior to completion of the Disposal. Under the Pre-Completion Reorganization, the Business and the QDI Companies will be transferred to Newco. Subsequent to such Business transfer, the Company will be selling 50% of the issued share capital of Newco to the Purchaser, resulting in the Newco becoming a 50%:50% joint venture of UL and the Purchaser. By virtue of UL's right to control the composition of the board of directors of Newco, subsequent to the Disposal, Newco will be regarded as an indirect non-wholly owned subsidiary of the Company. The principal activity of Newco and its subsidiaries will be the manufacture and sale of QDI Products. The requirements of Newco's working capital to finance the Business transfer and the acquisition of the assets and equity interests in the QDI Companies will be met by UL and the Purchaser on a pro-rata basis.

The reasons for the Disposal insofar the Company is concerned are two-fold. Firstly, it has been the strategy of the Company to concentrate on its core line businesses of computer manufacturing, handset manufacturing and provision of IT services. Secondly, to lead in a strategic partner experienced in electronic component manufacturing to take up 50% interest in the QDI business will be seen by the management as beneficial to the development of the Business.

The Purchaser is a company incorporated in the British Virgin Islands which is wholly-owned by Ramaxel. Ramaxel is in turn held by Mr. Wu as to 90% and by Mr. Liu Jing Hui as to 10%. Ramaxel, Mr. Wu and Mr. Liu Jing Hui are independent of and not connected with any of the directors, chief executives or substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules). Ramaxel is a developer and manufacturer of memory modules and Universal Serial Bus products ("USB") for the manufacture of computers and related accessories in the PRC.

It is one of the condition to completion of the Disposal that a waiver is to be granted by the Stock Exchange from strict compliance with the requirements under Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions.

The Disposal does not constitute a notifiable transaction or connected transaction under Chapter 14 of the Listing Rules.

### CONNECTED PERSONS/CONNECTED TRANSACTIONS

The Disposal, when completed, will result in Newco, the Purchaser, Mr. Wu and Ramaxel being regarded as connected persons of the Company within the meaning of the Listing Rules.

As a result, any transactions between members of the Group and any of these connected persons or their respective associates will after the completion of the Disposal constitute connected transactions under Chapter 14 of the Listing Rules. The Continuing Connected Transactions are described below.

#### Sales to and Purchases from Wu Associates

Members of the Group have been purchasing information technology products such as memory modules, USB and card readers etc. for manufacture and sale of computers and related computer accessories from, and selling information technology products such as integrated circuits and other components for manufacture of memory modules and other products to, Wu Associates since 1997.

For the three financial years ended 31st March, 2003, the Group purchased approximately HK$793 million, HK$893 million and HK$892 million worth of information technology products from Wu Associates, representing approximately 2.9%, 4.3% and 4.4% respectively of the Group's total turnover in those periods. In the same periods, the Group also sold approximately HK$797 million, HK$941 million and HK$911 million worth of information technology products to Wu Associates, representing approximately 2.9%, 4.5% and 4.5% respectively of the Group's total turnover in those periods.

The Group intends to continue to purchase from, and sell to, Wu Associates such information technology products (such purchase arrangement and selling arrangement shall be respectively referred to as **"Wu Purchase Arrangement"** and **"Wu Sales Arrangement"**) after the completion of the Disposal because the relevant products offered by each of the two groups complement the business or product requirements of the other.

The Directors currently estimate that purchases to be effected under the Wu Purchase Arrangement will not amount to more than HK$1,100 million, HK$1,200 million and HK$1,300 million for each of the three financial years ending 31st March, 2006 whereas the sales to be effected under the Wu Sales Arrangement will not amount to more than HK$1,100 million, HK$1,200 million and HK$1,300 million for each of the three financial years ending 31st March, 2006.

#### Sales to and Purchases from Newco

There has been on-going consumption of QDI Products amongst the subsidiaries or associates of the Company. Such QDI Products are manufactured or produced by the QDI Companies which primarily engaged in the Business and supplied to the Company and its other subsidiaries in support of the Company's business of manufacture and sale of computers and related accessories since 1997. On the other hand, the Company and its relevant subsidiaries have also been selling information technology products such as chipset for manufacture of motherboard to the QDI Companies since 1997.

For the three years ended 31st March, 2003, purchases of the QDI Products from the QDI Companies amounted to approximately HK$825 million, HK$685 million and HK$610 million, representing approximately 3.0%, 3.3% and 3.0% respectively of the Group's total turnover [illegible]

2. the aggregate amount of the Wu Purchase Arrangement for each of the three financial years of the Company ending 31st March, 2006 shall not exceed the cap amount (the **"Wu Purchase Cap Amount"**) of 5% of the audited consolidated turnover of the Group or HK$1,300 million in that financial year, whichever is higher;

3. the aggregate amount of the Wu Sales Arrangement for each of the three financial years of the Company ending 31st March, 2006 shall not exceed the cap amount (the **"Wu Sales Cap Amount"**) of 5% of the audited consolidated turnover of the Group or HK$1,300 million in that financial year, whichever is higher;

4. the aggregate amount of the Newco Purchase Arrangement for each of the three financial years of the Company ending 31st March, 2006 shall not exceed the cap amount (the **"Newco Purchase Cap Amount"**) of 4% of the audited consolidated turnover of the Group or HK$860 million in that financial year, whichever is higher;

5. the aggregate amount of the Newco Sales Arrangement for each of the three financial years of the Company ending 31st March, 2006 shall not exceed the cap amount (the **"Newco Sales Cap Amount"**) of 1.5% of the audited consolidated turnover of the Group or HK$260 million in that financial year, whichever is higher;

6. the independent non-executive directors of the Company shall review the Continuing Connected Transactions annually and confirm in the Company's next annual report that these were conducted in the manner as stated in sub-paragraphs 1, 2, 3, 4 and 5 above;

7. the Company's auditors shall review the Continuing Connected Transactions annually and confirm in a letter (the "Letter") to the Directors stating whether:
   (i) the Continuing Connected Transactions have received the approval of the Company's board of Directors;
   (ii) the Continuing Connected Transactions have been entered into in accordance with the terms of the agreements governing such transactions or, if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and
   (iii) the Wu Purchase Cap Amount, the Wu Sales Cap Amount, the Newco Purchase Cap Amount and the Newco Sales Cap Amount have been exceeded;

   where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange immediately; and

8. in the event that the transaction value of the relevant Continuing Connected Transaction during any relevant financial year of the Company shall exceed the relevant cap amount as stated in sub-paragraphs 2, 3, 4 and 5 above, the Company will have to comply with the relevant provisions of the Listing Rules.

The controlling shareholders of the Company which together hold approximately 57% of the entire issued share capital of the Company are Legend Holdings Limited and its wholly-owned subsidiary, Right Lane Limited. The controlling shareholders have indicated that they will vote in favour of the resolution approving the Continuing Connected Transactions. According to the register of members dated 27th November, 2003 and relying on the representation made by Mr. Wu, the Directors confirmed that the Purchaser, Ramaxel, Mr. Wu and their respective associates have no shareholding interest in the Company. Since no shareholder has to abstain from voting at the shareholders' meeting to approve the Continuing Connected Transactions, the Company has accordingly applied to the Stock Exchange for a waiver from the requirement to hold a shareholders' meeting by way of a written certificate of approval by the controlling shareholders.

### GENERAL

A circular containing, inter alia, (i) details of the Continuing Connected Transactions; (ii) opinion of the independent financial adviser relating to the Continuing Connected Transactions; and (iii) the waiver application to apply for dispensation with the requirement to hold a shareholders' meeting, will be dispatched to the shareholders of the Company as soon as practicable.

### DEFINITIONS

| | |
|---|---|
| "associate" | has the meaning ascribed to it under the Listing Rules |
| "Board" | the board of Directors |
| "Business" | the business of manufacture and sale of computer motherboard and related accessories carried out mainly in the PRC and Europe |
| "Company" | Legend Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "Continuing Connected Transactions" | the Wu Purchase Arrangement, the Wu Sales Arrangement, the Newco Purchase Arrangement and the Newco Sales Arrangement |
| "Directors" | the directors of the Company |
| "Disposal" | the proposed disposal of 50% equity interest in Newco |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Wu" | Mr. Wu To Hing, a proposed director of Newco |

[illegible] UL and the Purchaser on a pro rata basis.

The reasons for the Disposal insofar the Company is concerned are two-fold. Firstly, it has been the strategy of the Company to concentrate on its core line businesses of computer manufacturing, handset manufacturing and provision of IT services. Secondly, to lead in a strategic partner experienced in electronic component manufacturing to take up 50% interest in the QDI business will be seen by the management as beneficial to the development of the Business.

The Purchaser is a company incorporated in the British Virgin Islands which is wholly-owned by Ramaxel. Ramaxel is in turn held by Mr. Wu as to 90% and by Mr. Liu Jing Hui as to 10%. Ramaxel, Mr. Wu and Mr. Liu Jing Hui are independent of and not connected with any of the directors, chief executives or substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules). Ramaxel is a developer and manufacturer of memory modules and Universal Serial Bus products ("USB") for the manufacture of computers and related accessories in the PRC.

It is one of the condition to completion of the Disposal that a waiver is to be granted by the Stock Exchange from strict compliance with the requirements under Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions.

The Disposal does not constitute a notifiable transaction or connected transaction under Chapter 14 of the Listing Rules.

## CONNECTED PERSONS/CONNECTED TRANSACTIONS

The Disposal, when completed, will result in Newco, the Purchaser, Mr. Wu and Ramaxel being regarded as connected persons of the Company within the meaning of the Listing Rules.

As a result, any transactions between members of the Group and any of these connected persons or their respective associates will after the completion of the Disposal constitute connected transactions under Chapter 14 of the Listing Rules. The Continuing Connected Transactions are described below.

### Sales to and Purchases from Wu Associates

Members of the Group have been purchasing information technology products such as memory modules, USB and card readers etc. for manufacture and sale of computers and related computer accessories from, and selling information technology products such as integrated circuits and other components for manufacture of memory modules and other products to, Wu Associates since 1997.

For the three financial years ended 31st March, 2003, the Group purchased approximately HK$793 million, HK$893 million and HK$892 million worth of information technology products from Wu Associates, representing approximately 2.9%, 4.3% and 4.4% respectively of the Group's total turnover in those periods. In the same periods, the Group also sold approximately HK$797 million, HK$941 million and HK$911 million worth of information technology products to Wu Associates, representing approximately 2.9%, 4.5% and 4.5% respectively of the Group's total turnover in those periods.

The Group intends to continue to purchase from, and sell to, Wu Associates such information technology products (such purchase arrangement and selling arrangement shall be respectively referred to as **"Wu Purchase Arrangement"** and **"Wu Sales Arrangement"**) after the completion of the Disposal because the relevant products offered by each of the two groups complement the business or product requirements of the other.

The Directors currently estimate that purchases to be effected under the Wu Purchase Arrangement will not amount to more than HK$1,100 million, HK$1,200 million and HK$1,300 million for each of the three financial years ending 31st March, 2006 whereas the sales to be effected under the Wu Sales Arrangement will not amount to more than HK$1,100 million, HK$1,200 million and HK$1,300 million for each of the three financial years ending 31st March, 2006.

### Sales to and Purchases from Newco

There has been on-going consumption of QDI Products amongst the subsidiaries or associates of the Company. Such QDI Products are manufactured or produced by the QDI Companies which primarily engaged in the Business and supplied to the Company and its other subsidiaries in support of the Company's business of manufacture and sale of computers and related accessories since 1997. On the other hand, the Company and its relevant subsidiaries have also been selling information technology products such as chipset for manufacture of motherboard to the QDI Companies since 1997.

For the three years ended 31st March, 2003, purchases of the QDI Products from the QDI Companies amounted to approximately HK$825 million, HK$685 million and HK$610 million, representing approximately 3.0%, 3.3% and 3.0% respectively of the Group's total turnover in those periods. And, sales of information technology products to the QDI Companies amounted to approximately HK$37 million, HK$179 million and HK$176 million, representing approximately 0.1%, 0.9% and 0.9% respectively of the Group's total turnover in those periods.

It is expected that the Group will continue to purchase such QDI Products and sell such information technology products from and to Newco or its subsidiaries following the completion of the Disposal on terms comparable to the prevailing market rate and practice (the purchase arrangement and sales arrangement are referred to as **"Newco Purchase Arrangement"** and **"Newco Sales Arrangement"**).

Based on the historical consumption and the projection for future demands, the Directors currently estimate that purchases to be effected under the Newco Purchase Arrangement will not amount to more than HK$680 million, HK$770 million and HK$860 million for each of the three financial years ending 31st March, 2006 whereas the sales to be effected under the Newco Sales Arrangement will not amount to more than HK$210 million, HK$230 million and HK$260 million for each of the three financial years ending 31st March, 2006.

The Directors confirmed that the Continuing Connected Transactions are entered into in the ordinary and normal course of business of the Group and are conducted on an arm's length basis on normal commercial terms which the Directors consider are fair and reasonable to the Company and its shareholders as a whole.

## APPLICATION FOR CONTINUING CONNECTED TRANSACTION WAIVERS

As the Continuing Connected Transactions will continue to be carried out in the ordinary and usual course of business of the Group, the Directors consider that it would not be practical for the Company to strictly comply with the disclosure or (where necessary) shareholders' approval requirements under the Listing Rules applicable to the Continuing Connected Transactions on each occasion when they take place. The Company has applied to the Stock Exchange for waivers in respect of each of the Continuing Connected Transactions from strict compliance with the approval requirement under rule 14.26 of the Listing Rules on and subject to the following conditions:

1. that the Continuing Connected Transactions shall be:
   (i) entered into by the Group in the ordinary and usual course of its business;
   (ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and
   (iii) entered into either (a) in accordance with the terms of the agreements governing such transactions or (b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

years of the Company ending 31st March, 2006 shall not exceed the cap amount (the **"Newco Sales Cap Amount"**) of 1.5% of the audited consolidated turnover of the Group or HK$260 million in that financial year, whichever is higher;

6. the independent non-executive directors of the Company shall review the Continuing Connected Transactions annually and confirm in the Company's next annual report that these were conducted in the manner as stated in sub-paragraphs 1, 2, 3, 4 and 5 above;
7. the Company's auditors shall review the Continuing Connected Transactions annually and confirm in a letter (the **"Letter"**) to the Directors stating whether:
   (i) the Continuing Connected Transactions have received the approval of the Company's board of Directors;
   (ii) the Continuing Connected Transactions have been entered into in accordance with the terms of the agreements governing such transactions or, if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and
   (iii) the Wu Purchase Cap Amount, the Wu Sales Cap Amount, the Newco Purchase Cap Amount and the Newco Sales Cap Amount have been exceeded;

   where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange immediately; and
8. in the event that the transaction value of the relevant Continuing Connected Transaction during any relevant financial year of the Company shall exceed the relevant cap amount as stated in sub-paragraphs 2, 3, 4 and 5 above, the Company will have to comply with the relevant provisions of the Listing Rules.

The controlling shareholders of the Company which together hold approximately 57% of the entire issued share capital of the Company are Legend Holdings Limited and its wholly-owned subsidiary, Right Lane Limited. The controlling shareholders have indicated that they will vote in favour of the resolution approving the Continuing Connected Transactions. According to the register of members dated 27th November, 2003 and relying on the representation made by Mr. Wu, the Directors confirmed that the Purchaser, Ramaxel, Mr. Wu and their respective associates have no shareholding interest in the Company. Since no shareholder has to abstain from voting at the shareholders' meeting to approve the Continuing Connected Transactions, the Company has accordingly applied to the Stock Exchange for a waiver from the requirement to hold a shareholders' meeting by way of a written certificate of approval by the controlling shareholders.

## GENERAL

A circular containing, inter alia, (i) details of the Continuing Connected Transactions; (ii) opinion of the independent financial adviser relating to the Continuing Connected Transactions; and (iii) the waiver application to apply for dispensation with the requirement to hold a shareholders' meeting, will be dispatched to the shareholders of the Company as soon as practicable.

## DEFINITIONS

| | |
|---|---|
| "associate" | has the meaning ascribed to it under the Listing Rules |
| "Board" | the board of Directors |
| "Business" | the business of manufacture and sale of computer motherboard and related accessories carried out mainly in the PRC and Europe |
| "Company" | Legend Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "Continuing Connected Transactions" | the Wu Purchase Arrangement, the Wu Sales Arrangement, the Newco Purchase Arrangement and the Newco Sales Arrangement |
| "Directors" | the directors of the Company |
| "Disposal" | the proposed disposal of 50% equity interest in Newco |
| "Group" | the Company and its subsidiaries |
| "HK$" | Hong Kong dollars |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Mr. Wu" | Mr. Wu To Hing, a proposed director of Newco |
| "Newco" | QDI Holdings Limited, a company incorporated on 25th August, 2003 in the British Virgin Islands with limited liability which was incorporated initially as a wholly-owned subsidiary of UL and will become a 50% subsidiary of UL upon completion of the Disposal |
| "PRC" | the People's Republic of China |
| "Pre-Completion Reorganization" | a corporate restructuring to be undertaken by the Company prior to completion whereby the Business and the QDI Companies will be transferred to Newco |
| "Purchaser" | Swift Glory Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Ramaxel |
| "QDI Companies" | the companies which carry on the Business which have been subsidiaries of the Company prior to the Pre-Completion Reorganization; they are to be transferred to Newco pursuant to the Pre-Completion Reorganization, they are Hui Yang Legend Computer Co. Ltd. (惠陽聯想電腦有限公司), Legend-QDI Spain, S.L., QDI Computer (UK) Ltd., QDI Computer Handels GmbH, QDI Europe B.V. and QDI System Handel GmbH |
| "QDI Products" | motherboards and related accessories for the manufacture of computers and other information technology products |
| "Ramaxel" | Ramaxel Technology Limited, a company incorporated in Hong Kong with limited liability and owned as to 90% by Mr. Wu and owned as to 10% by Mr. Liu Jing Hui |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "UL" | Ultimate Legend Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company |
| "Wu Associates" | the Purchaser, Mr. Wu and Ramaxel and their respective associates |

By the Order of the Board of
**Legend Group Limited**
**Liu Chuanzhi**
*Chairman*

Hong Kong, 28th November, 2003

**lenovo联想**

# Legend Group Limited 聯想集團有限公司

*(於香港註冊成立之有限公司)*

## 公佈
## 關連交易

本公司全資附屬公司UL與(其中包括)買方就出售訂立協議。根據上市規則，當完成出售時，若干人士將成為關連人士，而與該等人士進行之若干交易則成為關連交易，並須遵守上市規則第14章之披露及／或股東批准的規定。

董事預期上述交易將每年持續進行。本公司已向聯交所申請在符合本公佈所載之條款及條件下，豁免若干關連交易嚴格遵守上市規則第14章之規定。本公司亦已向聯交所申請豁免召開有關批准持續關連交易豁免之股東大會，惟須提交本公司控權股東所發出之批准書面證明。

載有持續關連交易詳情、獨立財務顧問就持續關連交易所提供意見及申請豁免召開股東大會之通函，將盡快寄予本公司各股東。

### 背景資料

本公司全資附屬公司UL於二零零三年十一月一日有條件同意向買方出售業務之50%權益。出售代價將參照於二零零三年十月三十一日之備考綜合資產值另加人民幣12,500,000元釐定，惟本公司須於完成出售前達成交割前重組。根據交割前重組，業務及QDI公司將轉讓予新公司。於上述業務轉讓後，本公司將向買方出售新公司已發行股本50%，而新公司將由UL及買方合營，雙方各自擁有50%權益。由於UL擁有新公司董事會成員組合之控制權，故此於出售後，新公司將被視為本公司之間接非全資附屬公司。新公司及其附屬公司之主要業務為製造及銷售QDI產品。UL及買方將按比例承擔新公司就業務轉讓及收購QDI公司資產與股權的營運資金需求。

本公司進行出售基於下列兩項理由。第一，貫徹本集團之策略，即專注發展電腦製造、手機製造及提供資訊科技服務之核心業務。第二，管理層認為引入擁有豐富電子組件製造經驗之策略夥伴以參與QDI業務50%權益，對業務發展有利。

買方是一家在英屬維爾京群島註冊成立之公司，由記憶科技全資擁有。記憶科技之90%及10%權益分別由胡先生及劉敏輝先生擁有，記憶科技、胡先生及劉敏輝先生均為獨立人士，與本公司及其附屬公司之任何董事、主要行政人員、主要股東，或彼等各自之聯繫人(定義見上市規則)並無關連。記憶科技是一家在中國製造記憶體模組及通用串列匯流排產品(「USB」)作為電腦及相關配件之製造的開發商及製造商。

完成出售之其中一項條件為獲聯交所豁免嚴格遵守上市規則第14章有關持續關連交易之規定。

根據上市規則第14章，出售並不構成一項須予公佈交易或關連交易。

### 關連人士／關連交易

根據上市規則，當完成出售時，新公司、買方、胡先生及記憶科技將被視為本公司之關連人士。

因此，根據上市規則第14章，於完成出售後，本集團成員公司與任何該等關連人士或彼等各自之聯繫人擬進行之任何交易將構成關連交易。持續關連交易詳情載於下文。

### 向胡先生聯繫人銷售及採購

本集團成員公司自一九九七年起一直向胡先生聯繫人採購用作製造及銷售電腦及相關配件之記憶體模組、USB及讀卡機等資訊科技產品，並銷售用作製造記憶模組及其他產品之集成電路及其他零件等資訊科技產品。

截至二零零三年三月三十一日止三個財政年度，本集團向胡先生聯繫人採購總值分別約7.93億港元、8.93億港元及8.92億港元之資訊科技產品，佔有關期間本集團總營業額約2.9%、4.3%及4.4%。同期，本集團亦向胡先生聯繫人銷售總值分別約7.97億港元、9.41億港元及9.11億港元之資訊科技產品，佔有關期間本集團總營業額約2.9%、4.5%及4.5%。

由於本集團與胡先生聯繫人所提供之產品互相配合彼此之

3. 於本公司截至二零零六年三月三十一日止三個財政年度內每年胡先生銷售安排總值不會超過該財政年度本集團經審核綜合營業額之5%或13億港元(以較高者為準)(「**胡先生銷售額上限**」)；
4. 於本公司截至二零零六年三月三十一日止三個財政年度內每年之新公司採購安排總值不會超過該財政年度本集團經審核綜合營業額之4%或8.6億港元(以較高者為準)(「**新公司採購額上限**」)；
5. 於本公司截至二零零六年三月三十一日止三個財政年度內每年之新公司銷售安排總值不會超過該財政年度本集團經審核綜合營業額之1.5%或2.6億港元(以較高者為準)(「**新公司銷售額上限**」)；
6. 本公司獨立非執行董事將每年審閱持續關連交易，並於本公司下一份年報內確認該等交易乃按上文1、2、3、4及5分段所述之方式進行；
7. 本公司核數師將每年審閱持續關連交易，並於致董事之函件(「**函件**」)內列明：
   (i) 持續關連交易是否已獲本公司董事會批准；
   (ii) 持續關連交易是否根據有關交易之協議條款，或(如無上述協議)不遜於獨立第三者獲得或提供之條款進行；及
   (iii) 是否超逾胡先生採購額上限、胡先生銷售額上限、新公司採購額上限及新公司銷售額上限；

   倘核數師基於任何理由拒絕接納上述委任或未能發出函件，則董事須立即知會聯交所；及
8. 倘於本公司任何有關財政年度之有關持續關連交易總值超逾上文2、3、4及5分段所述之有關上限，則本公司必須遵守上市規則之有關規定。

本公司控權股東為聯想控股有限公司及其全資附屬公司南明有限公司，合共持有本公司全部已發行股本約57%。控權股東已表示會投票贊成批准持續關連交易之決議案。根據二零零三年十一月二十七日之股東名冊及胡先生作出之聲明，董事確認，買方、記憶科技、胡先生及彼等各自之聯繫人並無持有本公司股權。由於並無股東禁止在股東大會就批准持續關連交易投票，因此本公司已向聯交所申請豁免本公司召開股東大會，改由控權股東發出批准之書面證明。

### 一般資料

載有(其中包括)(i)持續關連交易詳情；(ii)獨立財務顧問就持續關連交易所提供意見；及(iii)申請豁免召開股東大會之通函，將盡快寄予本公司各股東。

### 釋義

| | | |
|---|---|---|
| 「聯繫人」 | 指 | 上市規則所定義者 |
| 「董事會」 | 指 | 董事會 |
| 「業務」 | 指 | 製造及銷售電腦主機板及相關配件，其主要業務地點為中國及歐洲 |

劉敬輝先生擁有，記憶科技、胡先生及劉敬輝先生均為獨立人士，與本公司及其附屬公司之任何董事、主要行政人員、主要股東，或彼等各自之聯繫人（定義見上市規則）並無關連。記憶科技是一家在中國製造記憶體模組及通用串列匯流排產品（「USB」）作為電腦及相關配件之製造的開發商及製造商。

完成出售之其中一項條件為獲聯交所豁免嚴格遵守上市規則第14章有關持續關連交易之規定。

根據上市規則第14章，出售並不構成一項須予公佈交易或關連交易。

## 關連人士／關連交易

根據上市規則，當完成出售時，新公司、買方、胡先生及記憶科技將被視為本公司之關連人士。

因此，根據上市規則第14章，於完成出售後，本集團成員公司與任何該等關連人士或彼等各自之聯繫人擬進行之任何交易將構成關連交易。持續關連交易詳情載於下文。

## 向胡先生聯繫人銷售及採購

本集團成員公司自一九九七年起一直向胡先生聯繫人採購用作製造及銷售電腦及相關配件之記憶體模組、USB及讀卡機等資訊科技產品，並銷售用作製造記憶模組及其他產品之集成電路及其他零件等資訊科技產品。

截至二零零三年三月三十一日止三個財政年度，本集團向胡先生聯繫人採購總值分別約7.93億港元、8.93億港元及8.92億港元之資訊科技產品，佔有關期間本集團總營業額約2.9%、4.3%及4.4%。同期，本集團亦向胡先生聯繫人銷售總值分別約7.97億港元、9.41億港元及9.11億港元之資訊科技產品，佔有關期間本集團總營業額約2.9%、4.5%及4.5%。

由於本集團與胡先生聯繫人所提供之產品互相配合彼此之業務或產品需求，故此本集團擬於完成出售後繼續向胡先生聯繫人採購及銷售該等資訊科技產品（有關採購安排及銷售安排分別稱為「胡先生採購安排」及「胡先生銷售安排」）。

董事現時估計，截至二零零六年三月三十一日止三個財政年度內每年，胡先生採購安排之金額每年將不會超過11億港元、12億港元及13億港元，而胡先生銷售安排之金額將不會超過11億港元、12億港元及13億港元。

## 向新公司銷售及採購

本公司之附屬公司或聯繫人一直持續使用QDI產品。QDI公司主要經營業務為製造或生產QDI產品，自一九九七年起供應QDI產品予本公司及其他附屬公司，以支持本公司製造及銷售電腦及相關配件業務。另一方面，本公司及其有關附屬公司自一九九七年起亦一直向QDI公司銷售用作製造主機板之晶片等資訊科技產品。

截至二零零三年三月三十一日止三個年度，向QDI公司採購QDI產品之總值分別約為8.25億港元、6.85億港元及6.1億港元，佔有關期間本集團總營業額約3.0%、3.3%及3.0%。同期，向QDI公司銷售資訊科技產品之總值分別約為0.37億港元、1.79億港元及1.76億港元，佔有關期間本集團總營業額約0.1%、0.9%及0.9%。

預期於出售後，本集團仍會繼續按與當時市場比率及慣例相若之條款，向新公司或其附屬公司採購QDI產品及銷售資訊科技產品（有關採購安排及銷售安排分別稱為「新公司採購安排」及「新公司銷售安排」）。

根據過往之消耗量及日後需求預測，董事現時估計，截至二零零六年三月三十一日止三個財政年度內每年，擬進行的新公司採購安排每年金額將不會超過6.8億港元、7.7億港元及8.6億港元，而擬進行的新公司銷售安排每年金額將不會超過2.1億港元、2.3億港元及2.6億港元。

董事確認，持續關連交易乃按本集團一般及日常業務進行，並認為對本公司股東屬公平合理之一般商業條款按公平基準進行。

## 申請持續關連交易豁免

由於持續關連交易將在本集團一般日常業務中進行，故此董事認為本公司於每次發生持續關連交易時均嚴格遵守上市規則之披露或股東批准規定（如有需要）並不可行。本公司已向聯交所申請在符合下列條件下就各持續關連交易豁免嚴格遵守上市規則第14.26條之規定：

1. 持續關連交易將：
   - (i) 於本集團一般及日常業務中進行；
   - (ii) 按(a)一般商業條款（參考相似實體進行之相似交易），或(b)對本公司股東屬公平合理之條款進行（如無可資比較之交易）；及
   - (iii) 根據(a)有關交易之協議條款，或(b)不遜於獨立第三者獲得或提供之條款進行（如無上述協議）；

   - (ii) 持續關連交易是否根據有關交易之協議條款，或（如無上述協議）不遜於獨立第三者獲得或提供之條款進行；及
   - (iii) 是否超逾胡先生採購額上限、胡先生銷售額上限、新公司採購額上限及新公司銷售額上限；

   倘核數師基於任何理由拒絕接納上述委任或未能發出函件，則董事須立即知會聯交所；及

8. 倘於本公司任何有關財政年度之有關持續關連交易總值超逾上文2、3、4及5分段所述之有關上限，則本公司必須遵守上市規則之有關規定。

本公司控權股東為聯想控股有限公司及其全資附屬公司南明有限公司，合共持有本公司全部已發行股本約57%。控權股東已表示會投票贊成批准持續關連交易之決議案。根據二零零三年十一月二十七日之股東名冊及胡先生作出之聲明，董事確認，買方、記憶科技、胡先生及彼等各自之聯繫人並無持有本公司股權。由於並無股東禁止在股東大會就批准持續關連交易投票，因此本公司已向聯交所申請豁免本公司召開股東大會，改由控權股東發出批准之書面證明。

## 一般資料

載有（其中包括）(i)持續關連交易詳情；(ii)獨立財務顧問就持續關連交易所提供意見；及(iii)申請豁免召開股東大會之通函，將盡快寄予本公司各股東。

## 釋義

| | | |
|---|---|---|
| 「聯繫人」 | 指 | 上市規則所定義者 |
| 「董事會」 | 指 | 董事會 |
| 「業務」 | 指 | 製造及銷售電腦主機板及相關配件，其主要業務地點為中國及歐洲 |
| 「本公司」 | 指 | 聯想集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市 |
| 「持續關連交易」 | 指 | 胡先生採購安排、胡先生銷售安排、新公司採購安排及新公司銷售安排 |
| 「董事」 | 指 | 本公司董事 |
| 「出售」 | 指 | 擬出售新公司50%股權 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「港元」 | 指 | 港元 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「胡先生」 | 指 | 胡道鑫先生，新公司候任董事 |
| 「新公司」 | 指 | QDI Holdings Limited，於二零零三年八月二十五日在英屬維爾京群島註冊成立之有限公司，原為UL之全資附屬公司，於完成出售後將成為UL擁有50%權益之附屬公司 |
| 「中國」 | 指 | 中華人民共和國 |
| 「交割前重組」 | 指 | 本公司於完成前進行之企業重組，將業務及QDI公司轉讓予新公司 |
| 「買方」 | 指 | Swift Glory Limited，於英屬維爾京群島註冊成立之有限公司，亦為記憶科技之全資附屬公司 |
| 「QDI公司」 | 指 | 經營業務並於交割前重組前一直為本公司附屬公司之公司，將根據交割前重組轉讓予新公司。該等公司為惠陽聯想電腦有限公司、Legend-QDI Spain, S.L.、QDI Computer (UK) Ltd、QDI Computer Handels GmbH、QDI Europe B.V.及QDI System Handel GmbH |
| 「QDI產品」 | 指 | 用作製造電腦及其他資訊科技產品之主機板及相關配件 |
| 「記憶科技」 | 指 | 記憶科技有限公司，於香港註冊成立之有限公司，由胡先生及劉敬輝先生分別擁有90%及10%權益 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「UL」 | 指 | Ultimate Legend Limited，於英屬維爾京群島註冊成立之有限公司，亦為本公司之全資附屬公司 |
| 「胡先生聯繫人」 | 指 | 買方、胡先生、記憶科技及彼等各自之聯繫人 |

承董事會命
聯想集團有限公司